UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended **June 1, 2024**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 001-38695

CAL-MAINE FOODS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**64-0500378**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1052 Highland Colony Pkwy, Suite 200, Ridgeland, Mississippi 39157
(Address of principal executive offices) (Zip Code)

(601) 948-6813
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	CALM	The Nasdaq Global Select Market

Securities registered pursuant to Section 12 (g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by a check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value, as reported by The NASDAQ Global Select Market, of the registrant's Common Stock, $0.01 par value, held by non-affiliates at December 2, 2023, which was the date of the last business day of the registrant's most recently completed second fiscal quarter, was $2,076,631,567.

As of July 23, 2024, 44,238,766 shares of the registrant's Common Stock, $0.01 par value, and 4,800,000 shares of the registrant's Class A Common Stock, $0.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of this Form 10-K is incorporated herein by reference from the registrant's Definitive Proxy Statement for its 2024 annual meeting of stockholders which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

PART I.

FORWARD-LOOKING STATEMENTS

This report contains numerous forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") relating to our shell egg and egg products business, including estimated future production data, expected construction schedules, projected construction costs, potential future supply of and demand for our products, potential future corn and soybean price trends, potential future impact on our business of the resurgence in United States ("U.S.") commercial table egg layer flocks of highly pathogenic avian influenza ("HPAI"), potential future impact on our business of inflation and changing interest rates, potential future impact on our business of new legislation, rules or policies, potential outcomes of legal proceedings, including loss contingency accruals and factors that may result in changes in the amounts recorded, and other projected operating data, including anticipated results of operations and financial condition. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "plans," "projected," "contemplates," "anticipates," or similar words. Actual outcomes or results could differ materially from those projected in the forward-looking statements. The forward-looking statements are based on management's current intent, belief, expectations, estimates, and projections regarding the Company and its industry. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions, and other factors that are difficult to predict and may be beyond our control. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include, among others, (i) the risk factors set forth in Item 1A Risk Factors and elsewhere in this report as well as those included in other reports we file from time to time with the Securities and Exchange Commission (the "SEC") (including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), (ii) the risks and hazards inherent in the shell egg business (including disease, pests, weather conditions, and potential for product recall), including but not limited to the current outbreak of HPAI affecting poultry in the U.S., Canada and other countries that was first detected in commercial flocks in the U.S. in February 2022 and that first impacted our flocks in December 2023, (iii) changes in the demand for and market prices of shell eggs and feed costs, (iv) our ability to predict and meet demand for cage-free and other specialty eggs, (v) risks, changes, or obligations that could result from our recent or future acquisition of new flocks or businesses and risks or changes that may cause conditions to completing a pending acquisition not to be met, (vi) risks relating to changes in inflation and interest rates, (vii) our ability to retain existing customers, acquire new customers and grow our product mix, (viii) adverse results in pending litigation matters, and (ix) global instability, including as a result of the war in Ukraine, the Israel-Hamas conflict and attacks on shipping in the Red Sea. Readers are cautioned not to place undue reliance on forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. Further, forward-looking statements included herein are only made as of the respective dates thereof, or if no date is stated, as of the date hereof. Except as otherwise required by law, we disclaim any intent or obligation to update publicly these forward-looking statements, whether because of new information, future events, or otherwise.

ITEM 1. BUSINESS

Our Business

We are the largest producer and distributor of shell eggs in the United States. Our mission is to be the most sustainable producer and reliable supplier of consistent, high quality fresh shell eggs and egg products in the country, demonstrating a "Culture of Sustainability" in everything we do, and creating value for our shareholders, customers, team members and communities. We sell most of our shell eggs throughout the majority of the U.S. and aim to maintain efficient, state-of-the-art operations located close to our customers. We were founded in 1957 by the late Fred R. Adams, Jr. and are headquartered in Ridgeland, Mississippi.

The Company has one reportable operating segment, which is the production, grading, packaging, marketing and distribution of shell eggs. Our integrated operations consist of hatching chicks, growing and maintaining flocks of pullets, layers and breeders, manufacturing feed, and producing, processing, packaging, and distributing shell eggs. Layers are mature female chickens, pullets are female chickens usually less than 18 weeks of age, and breeders are male and female chickens used to produce fertile eggs to be hatched for egg production flocks. Our total flock as of June 1, 2024 consisted of approximately 39.9 million layers and 11.8 million pullets and breeders.

Many of our customers rely on us to provide most of their shell egg needs, including specialty and conventional eggs. Specialty eggs encompass a broad range of products. We classify cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced eggs as specialty eggs for accounting and reporting purposes. We classify all other shell eggs as conventional products. While we report separate sales information for these egg types, there are many cost factors that are not specifically available for conventional or specialty eggs due to the nature of egg production. We manage our operations and allocate resources to these types of eggs on a consolidated basis based on the demands of our customers.

We believe that an important competitive advantage for Cal-Maine Foods is our ability to meet our customers' evolving needs with a favorable product mix of conventional and specialty eggs, including cage-free, organic, brown, free-range, pasture-raised and nutritionally-enhanced eggs, as well as egg products. While a small part of our current business, the free-range and pasture-raised eggs we produce and sell continues to grow and represents attractive offerings to a subset of consumers, and therefore our customers, and help us continue to serve as the trusted provider of quality food choices.

Throughout the Company's history, we have acquired other businesses in our industry. Since 1989, we have acquired and integrated 24 businesses. Subsequent to the end of our 2024 fiscal year, we acquired our 25th business when we purchased substantially all the assets of ISE America, Inc. and certain of its affiliates, relating to their commercial shell egg production and processing business. For information on our recent acquisitions, refer to Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions.

When we use "we," "us," "our," or the "Company" in this report, we mean Cal-Maine Foods, Inc. and our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. The Company's fiscal year-end is on the Saturday closest to May 31. Our fiscal year 2024 ended June 1, 2024, and the first three fiscal quarters of fiscal 2024 ended September 2, 2023, December 2, 2023, and March 2, 2024. All references herein to a fiscal year means our fiscal year and all references to a year mean a calendar year.

Industry Background

According to the U.S. Department of Agriculture ("USDA") Agricultural Marketing Service, in 2023 approximately 70% of table eggs produced in the U.S. were sold as shell eggs, with 57% sold through food-at-home outlets such as grocery and convenience stores, 11% sold to food-away-from home channels such as restaurants and 2% exported. The USDA estimated that in 2023 approximately 30% of eggs produced in the U.S. were sold as egg products (shell eggs broken and sold in liquid, frozen, or dried form) to institutions (e.g. companies producing baked goods). For information about egg producers in the U.S., see "Competition" below.

Our industry has been greatly impacted by the outbreaks of highly pathogenic avian influenza ("HPAI"). For additional information regarding HPAI and its impact on our industry and business, see Part I. Item 1A. Risk Factors and Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - HPAI.

Given historical consumption trends, we believe that general demand for eggs in the U.S. increases basically in line with the overall U.S. population growth; however, specific events can impact egg supply and consumption in a particular period, as occurred with the 2015 HPAI outbreak, the COVID-19 pandemic (particularly during 2020), and the most recent HPAI outbreaks starting in early 2022 and again in late 2023. For fiscal 2024, shell egg household penetration is approximately 97%. According to the USDA's Economic Research Service, estimated annual per capita consumption in the United States between 2019 and 2023 varied, ranging from 279 to 292 eggs which is directly impacted by available supply. The USDA calculates per capita consumption by dividing total shell egg disappearance in the U.S. by the U.S. population.

The most significant shift in demand in recent years has been among specialty eggs, particularly cage-free eggs. For additional information, see "Specialty Eggs."

Prices for Shell Eggs

Wholesale shell egg sales prices are a critical component of revenue for the Company. We sell the majority of our conventional shell eggs at prices based on formulas that take into account, in varying ways, independently quoted regional wholesale market prices for shell eggs or formulas related to our costs of production, which include the cost of corn and soybean meal. We do not sell eggs directly to consumers or set the prices at which eggs are sold to consumers.

Wholesale shell egg prices are volatile, cyclical, and impacted by a number of factors, including consumer demand, seasonal fluctuations, the number and productivity of laying hens in the U.S. and outbreaks of agricultural diseases such as HPAI. We believe the majority of conventional shell eggs sold in the U.S. in the retail and foodservice channels are sold at prices that take into account, in varying ways, independently quoted wholesale market prices, such as those published by Urner Barry Publications, Inc. ("UB") or the USDA for shell eggs; however, grain-based or variations of cost plus arrangements are also commonly utilized.

The weekly average price for the southeast region for large white conventional shell eggs as quoted by UB is shown below for the past three fiscal years along with the five-year average price. The actual prices that we realize on any given transaction will not necessarily equal quoted market prices because of the individualized terms that we negotiate with individual customers which are influenced by many factors. As further discussed in Part II. Item 7. Management's Discussion and Analysis – Results of Operations, egg prices in fiscal 2022 through fiscal 2024 were significantly impacted by HPAI.



Wholesale prices for cage-free eggs are quoted by independent sources such as UB and USDA. There is no independently quoted wholesale market price for other specialty eggs such as nutritionally enhanced, organic, pasture-raise and free-range eggs. Specialty eggs are typically sold at prices and terms negotiated directly with customers and in the case of cage-free eggs, can be sold at prices that take into account independently quoted markets. Historically, prices for specialty eggs have generally been higher due to customer and consumer willingness to pay more for specialty eggs. We utilize several different pricing mechanisms; however, the majority of our specialty eggs are typically sold at prices and terms negotiated directly with customers. As a result, specialty egg prices do not fluctuate as much as conventional pricing.

Depending on market conditions, input costs and individualized contract terms, the price we receive per dozen eggs in any given transaction may be more than or less than our farm production and other costs per dozen.

Feed Costs for Shell Egg Production

Feed is a primary cost component in the production of shell eggs and represented 56.0% of our fiscal 2024 farm production costs. We routinely fill our storage bins during harvest season when prices for feed ingredients, primarily corn and to a lesser extent soybean meal, are generally lower. To ensure continued availability of feed ingredients, we may enter into contracts for future purchases of corn and soybean meal, and as part of these contracts, we may lock-in the basis portion of our grain purchases several months in advance. Basis is the difference between the local cash price for grain and the applicable futures price. The difference can be due to transportation costs, storage costs, supply and demand, local conditions and other factors. A basis contract is a common transaction in the grain market that allows us to lock-in a basis level for a specific delivery period and wait to set the futures price at a later date. Furthermore, due to the more limited supply for organic ingredients, we may commit to purchase organic ingredients in advance to help assure supply. Ordinarily, we do not enter into long-term contracts beyond a year to purchase corn and soybean meal or hedge against increases in the prices of corn and soybean meal. As the quality and composition of feed is a critical factor in the nutritional value of shell eggs and health of our chickens, we formulate and produce the vast majority of our own feed at our feed mills located near our production plants. Our annual feed requirements for fiscal 2024 were 1.9 million tons of finished feed, of which we manufactured 1.8 million tons. We currently have the capacity to store 210 thousand tons of corn and soybean meal, and we replenish these stores as needed throughout the year.

Our primary feed ingredients, corn and soybean meal, are commodities that are subject to volatile price changes due to weather, various supply and demand factors, transportation and storage costs, speculators, agricultural, energy and trade policies in the U.S. and internationally, and global instability that could disrupt the supply chain. We purchase the vast majority of our corn and soybean meal from U.S sources but may be forced to purchase internationally when U.S. supplies are not readily available. Feed grains are currently available from an adequate number of sources in the U.S. As a point of reference, a multi-year comparison of the average of daily closing prices per Chicago Board of Trade for each quarter in our fiscal years 2020-2024 are shown below for corn and soybean meal:



Shell Egg Production

Our percentage of dozens produced to sold was 88.8% of our total shell eggs sold in fiscal 2024. We supplement our production through purchases of eggs from others when needed. The quantity of eggs purchased will vary based on many factors such as our own production capabilities and current market conditions. In fiscal 2024, 91.2% of our production came from company-owned facilities, and 8.8% from contract producers. The majority of our contract production is with family-owned farms for organic, pasture-raised and free-range eggs. Under a typical arrangement with a contract producer, we own the flock, furnish all feed and critical supplies, own the shell eggs produced and assume market risks. The contract producers own and operate their facilities and are paid a fee based on production with incentives for performance.

The commercial production of shell eggs requires a source of baby chicks for laying flock replacement. We supply the majority of our chicks from our breeder farms and hatch them in our hatcheries in a computer-controlled environment and obtain the balance from commercial sources. The chicks are grown in our own pullet farms and are placed into the laying flock once they reach maturity.

After eggs are produced, they are cleaned, graded and packaged. Substantially all our farms have modern "in-line" facilities which mechanically gather, clean, grade and package the eggs at the location where they are laid. The in-line facilities generate significant efficiencies and cost savings compared to the cost of eggs produced from non-in-line facilities, which process eggs that have been laid at another location and transported to the processing facility. The in-line facilities also produce a higher percentage of USDA Grade A eggs, which sell at higher prices. Eggs produced on farms owned by contractors are brought to our processing plants to be graded and packaged. We maintain a Safe Quality Food ("SQF") Management Program which is overseen by our Food Safety Department and senior management team. As of June 1, 2024, every Company-owned processing plant is SQF certified. Because shell eggs are perishable, we do not maintain large egg inventories. Our egg inventory averaged six days of sales during fiscal 2024. We believe our constant focus on production efficiencies and automation throughout our vertical integrated operations enable us to be a low-cost supplier in our markets.

We are proud to have created and upheld what we believe is a leading poultry Animal Welfare Program ("AWP"). We have aligned our AWP with regulatory, veterinary and our third-party certifying bodies' guidance to govern the welfare of animals in our direct care, our contract farmers' care. We continually review our program to monitor and evolve standards that guide how we hatch chicks, rear pullets and nurture breeder and layer hens. At each stage of our animals' lives, we are dedicated to providing welfare conditions aligned to our commitment to the principles of the internationally recognized *Five Freedoms of Animal Welfare*.

We do not use artificial hormones in the production of our eggs. Hormone use in the poultry and egg production industry has been effectively banned in the U.S. since the 1950s. We have an extensive written protocol that allows the use of medically important antibiotics only when animal health is at risk, consistent with guidance from the United States Food and Drug Administration ("FDA") and the Guidance for Judicious Therapeutic Use of Antimicrobials in Poultry, developed by the American Association of Avian Pathologists. When antibiotics are medically necessary, a licensed veterinary doctor will approve and administer approved doses for a restricted period. We do not use antibiotics for growth promotion or performance enhancement.

Specialty Eggs

We are one of the largest producers and marketers of value-added specialty shell eggs in the U.S., which continues to be a significant and growing segment of the market. We classify cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced as specialty eggs for accounting and reporting purposes. Specialty eggs are intended to meet the demands of consumers sensitive to environmental, health and/or animal welfare issues and to comply with state requirements for cage-free eggs.

Ten states have passed legislation or regulations mandating minimum space or cage-free requirements for egg production or mandated the sale of only cage-free eggs and egg products in their states, with implementation of these laws ranging from January 2022 to January 2030. These states represent approximately 27% of the U.S. total population according to the 2020 U.S. Census. California, Massachusetts, Colorado, Oregon, Washington, and Nevada, which collectively represent approximately 20% of the total estimated U.S. population have cage-free legislation in effect currently.

A significant number of our customers have announced goals to either exclusively offer cage-free eggs or significantly increase the volume of cage-free egg sales in the future, subject in most cases to availability of supply, affordability and consumer demand, among other contingencies. Our customers typically do not commit to long-term purchases of specific quantities or types of eggs with us, and as a result, it is difficult to accurately predict customer requirements for cage-free eggs. We are focused on adjusting our cage-free production capacity with a goal of meeting the future needs of our customers in light of changing state requirements and our customer's goals. As always, we strive to offer a product mix that aligns with current and anticipated customer purchase decisions. We are engaging with our customers to help them meet their announced goals and needs. We have invested significant capital in recent years to acquire and construct cage-free facilities, and we expect our focus for future expansion will continue to include cage-free facilities. Our volume of cage-free egg sales has continued to increase and account for a larger share of our product mix. Cage-free egg revenue represented approximately 29.5% of our total net shell egg sales for fiscal year 2024. At the same time, we understand the importance of our continued ability to provide affordable conventional eggs in order to provide our customers with a variety of egg choices and to address hunger in our communities.

Branded Eggs

We are a member of the Eggland's Best, Inc. cooperative ("EB") and produce, market, distribute and sell *Egg-Land's Best*® and *Land O' Lakes*® branded eggs under license from EB at our facilities under EB guidelines. EB hens are fed a proprietary diet and offerings include nutritionally enhanced, cage-free, organic, pasture-raised and free-range eggs. *Land O' Lakes*® branded eggs are produced by hens that are fed a whole-grain vegetarian diet and include brown, organic and cage-free eggs.

In 2023, EB was the third best-selling dairy brand in the U.S. The top two best-selling branded specialty egg SKUs in 2023 were EB branded eggs and seven out of 10 best-selling SKUs are EB branded eggs. In 2023, our sales (including sales through affiliates) represented approximately 50% of EB branded eggs and 45% of *Land O' Lakes*® branded eggs nationwide.

Our *Farmhouse Eggs*® brand eggs are produced at our facilities by hens that are provided with a vegetarian diet. Our offerings of *Farmhouse Eggs*® include cage-free, organic and pasture raised eggs. We market organic, vegetarian and omega-3 eggs under our *4-Grain*® brand, which consists of conventional and cage-free eggs. Our *Sunups*® and *Sunny Meadow*® brands are sold as conventional eggs.

We also produce, market and distribute private label specialty and conventional shell eggs to several customers.

Egg Products

Egg products are shell eggs broken and sold in liquid, frozen, or dried form. We sell liquid and frozen egg products primarily to the institutional, foodservice and food manufacturing sectors in the U.S. Our egg products are primarily sold through our wholly owned subsidiaries American Egg Products, LLC located in Georgia and Texas Egg Products, LLC located in Texas. In fiscal 2024, egg product sales constituted approximately 3.8% of our revenue.

During March 2023, MeadowCreek Food, LLC ("Meadowcreek"), a majority-owned subsidiary, began operations with a focus on being a leading provider of hard-cooked eggs. We serve as the preferred supplier of specialty and conventional eggs that MeadowCreek needs to manufacture egg products. MeadowCreek's marketing plan is designed to extend our reach in the foodservice and retail marketplace and bring new opportunities in the restaurant, institutional and industrial food products arenas.

Summary of Conventional and Specialty Shell Egg and Egg Product Sales

The following table sets forth the contribution as a percentage of revenue and volumes of dozens sold of conventional and specialty shell egg and egg product sales for the following fiscal years:

	2024		2023		2022	
	Revenue	Volume	Revenue	Volume	Revenue	Volume
Conventional Eggs						
Branded	4.3 %	4.9 %	6.6 %	6.4 %	6.5 %	7.1 %
Private-label	46.8	54.4	52.9	52.6	48.3	54.9
Other	4.4	5.8	5.7	6.3	5.0	7.0
Total Conventional Eggs	55.5 %	65.1 %	65.2 %	65.3 %	59.8 %	69.0 %
Specialty Eggs						
Branded	20.3 %	17.4 %	18.0 %	20.4 %	24.2	20.0 %
Private-label	18.5	16.3	11.3	12.9	11.3	9.5
Other	1.0	1.2	1.1	1.4	1.0	1.5
Total Specialty Eggs	39.8 %	34.9 %	30.4 %	34.7 %	36.5 %	31.0 %
Egg Products	3.8 %		3.9 %		3.4 %	

Marketing and Distribution

In fiscal 2024, we sold our shell eggs and egg products in 39 states through the southwestern, southeastern, mid-western, mid-Atlantic and northeastern regions of the U.S. as well as Puerto Rico through our extensive distribution network to a diverse group of customers, including national and regional grocery store chains, club stores, companies servicing independent supermarkets in the U.S., foodservice distributors and egg product consumers. Some of our sales are completed through co-pack agreements – a common practice in the industry whereby production and processing of certain products are outsourced to another producer.

The majority of eggs sold are based on the daily or short-term needs of our customers. Most sales to established accounts are on payment terms ranging from seven to 30 days. Although we have established long-term relationships with many of our customers, most of them are free to acquire shell eggs from other sources.

The shell eggs we sell are either delivered to our customers' warehouse or retail stores, by our own fleet or contracted refrigerated delivery trucks, or are picked up by our customers at our processing facilities.

We are a member of the Eggland's Best, Inc. cooperative and produce, market, distribute and sell *Egg-Land's Best*® and *Land O' Lakes*® branded eggs directly and through our joint ventures, Specialty Eggs, LLC and Southwest Specialty Eggs, LLC, under exclusive license agreements in Alabama, Arizona, Florida, Georgia, Louisiana, Mississippi and Texas, and in portions of Arkansas, California, Nevada, North Carolina, Oklahoma and South Carolina. We also have an exclusive license in New York City in addition to exclusivity in select New York metropolitan areas, including areas within New Jersey and Pennsylvania. As discussed above under "Branded Eggs," we also sell our own *Farmhouse Eggs*® and *4-Grain*® branded eggs.

In 2022, we joined as a member during the formation of ProEgg, Inc. ("ProEgg"), a new egg farmer cooperative in the western United States. During 2024, after careful review and full analysis we decided to withdraw our membership in ProEgg. The withdrawal from ProEgg did not affect any of our existing customer relationships.

Customers

Our top three customers accounted for an aggregate of 49.0%, 50.1% and 45.9% of net sales dollars for fiscal 2024, 2023, and 2022, respectively. Our largest customer, Walmart Inc. (including Sam's Club), accounted for 34.0%, 34.2% and 29.5% of net sales dollars for fiscal 2024, 2023 and 2022, respectively.

For shell egg sales in fiscal 2024, approximately 89% of our revenue related to sales to retail customers and 11% to sales to foodservice providers. Retail customers include primarily national and regional grocery store chains, club stores, and companies servicing independent supermarkets in the U.S. Foodservice customers include primarily companies that sell food products and related items to restaurants, healthcare and education facilities and hotels.

Competition

The production, processing, and distribution of shell eggs is an intensely competitive business, which has traditionally attracted large numbers of producers in the U.S. Shell egg competition is generally based on price, service and product quality. The shell egg production industry remains highly fragmented. According to *Egg Industry Magazine*, the ten largest producers owned approximately 54% and 53% of industry table egg layer hens at calendar year-end 2023 and 2022, respectively.

Seasonality

Retail sales of shell eggs historically have been highest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal demand factors and a natural increase in egg production during the spring and early summer. Historically, shell egg prices tend to increase with the start of the school year and tend to be highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter. Consequently, and all other things being equal, we would expect to experience lower selling prices, sales volumes and net income (and may incur net losses) in our first and fourth fiscal quarters ending in August/September and May/June, respectively. Accordingly, we generally expect our need for working capital to be highest during those quarters.

Growth Strategy

Our growth strategy is centered on growth through strategic acquisitions, organic growth, and expansion of our value-added products business. We believe that we can continue to expand our market reach through strategic acquisitions and achieve favorable returns through our proven operating model emphasizing synergies and efficient operations. Organic growth is grounded in our culture of operational excellence to optimize everything we can control. We are committed to investing in our existing operations to increase sales, profitability and customer service. We have continued to increase our production of cage-free shell eggs and other higher value specialty eggs such as pasture-raised, free-range and organic shell eggs. We believe there is long-term growth potential in value-added products such as hard-cooked eggs, which will enable us to leverage our existing distribution channels, expand our reach in foodservice and retail marketplaces and bring new opportunities in the restaurant, institutional and industrial food products arenas.

Trademarks and License Agreements

We own the trademarks *Farmhouse Eggs*®, *Sunups*®, *Sunny Meadow*® and *4Grain*®. We produce and market *Egg-Land's Best*® and *Land O' Lakes*® branded eggs under license agreements with EB. We believe these trademarks and license agreements are important to our business.

Government Regulation

Our facilities and operations are subject to regulation by various federal, state, and local agencies, including, but not limited to, the FDA, USDA, Environmental Protection Agency ("EPA"), Occupational Safety and Health Administration ("OSHA") and corresponding state agencies. The applicable regulations relate to grading, quality control, labeling, sanitary control and reuse or disposal of waste. Our shell egg facilities are subject to periodic USDA, FDA, EPA and OSHA inspections. Our feed production facilities are subject to FDA, EPA and OSHA regulation and inspections. We maintain inspection programs and in certain cases utilize independent third-party certification bodies to monitor compliance with regulations, our own standards and customer specifications. It is possible that we will be required to incur significant costs for compliance with such statutes and regulations. In the future, additional rules could be proposed that, if adopted, could increase our costs.

A number of states have passed legislation or regulations mandating minimum space or cage-free requirements for egg production or have mandated the sale of only cage-free eggs and egg products in their states. For further information refer to the heading "Specialty Eggs" within this section.

Environmental Regulation

Our operations and facilities are subject to various federal, state, and local environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal, and remediation of hazardous materials. Under these laws and regulations, we must obtain permits from governmental authorities, including, but not limited to, wastewater discharge permits. We have made, and will continue to make, capital and other expenditures relating to compliance with existing environmental, health and safety laws and regulations and permits. We are not currently aware of any material capital expenditures necessary to comply with such laws and regulations; however, as environmental, health and safety laws and regulations are becoming increasingly more stringent, including those relating to animal wastes and wastewater discharges, it is possible that we will have to incur significant costs for compliance with such laws and regulations in the future.

Human Capital Resources

As of June 1, 2024, we had 3,067 employees, of whom 2,370 worked in egg production, processing, and marketing, 204 worked in feed mill operations and 493, including our executive officers, were administrative employees. Approximately 4.5% of our personnel are part-time, and we utilize temporary employment agencies and independent contractors to augment our staffing needs when necessary. For fiscal 2024, we had 1,962 average monthly contingent workers. As of June 1, 2024, none of our employees were covered by a collective bargaining agreement. We consider our relations with employees to be good.

Culture and Values

We are proud to be contributing corporate citizens where we live and work and to help create healthy, prosperous communities. Our colleagues help us continue to enhance our community contributions, which are driven by our longstanding culture that strives to promote an environment that upholds integrity and respect and provides opportunities for each colleague to realize full potential. These commitments are encapsulated in the *Cal-Maine Foods Code of Ethics and Business Conduct* and in our *Human Rights Statement*.

Health and Safety

Our top priority is the health and safety of our employees, who continue to produce high-quality, affordable egg choices for our customers and contribute to a stable food supply. Our enterprise safety committee is comprised of two corporate safety managers, nine area compliance managers (three specifically for worker health and safety), and 55 local site compliance managers, feed mill managers and general managers. The committee that oversees health and safety regularly reviews our written policies and changes to OSHA regulation standards and shares information as it relates to outcomes from incidents in order to improve future performance and our health and safety practices. The committee's goals include working to help ensure that our engagements with our consumers, customers, and regulators evidence our strong commitment to our workers' health and safety.

Our commitment to our colleagues' health includes a strong commitment to on-site worker safety, including a focus on accident prevention and life safety. Our Safety and Health Program is designed to promote best practices that help prevent and minimize workplace accidents and illnesses. The scope of our Safety and Health Program applies to all enterprise colleagues. Additionally, to help protect the health and well-being of our colleagues and people in our value chain, we require that any contractors or vendors acknowledge and agree to comply with the guidelines governed by our Safety and Health Program. At each of our locations, our general managers are expected to uphold and implement our Safety and Health Program in alignment with OSHA requirements. We believe that this program, which is reviewed annually by our senior management team, contributes to strong safety outcomes. As part of our Safety and Health Program, we conduct multi-lingual training that covers topics such as slip-and-fall avoidance, respiratory protection, prevention of hazardous communication of chemicals, the proper use of personal protective equipment, hearing conservation, emergency response, lockout and tagout of equipment and forklift safety, among others. We have also installed dry hydrogen peroxide biodefense systems in our processing facilities to help protect our colleagues' respiratory health. To help drive our focus on colleague safety, we developed safety committees at each of our sites with employee representation from each department.

We review the success of our safety programs on a monthly basis to monitor their effectiveness and the development of any trends that need to be addressed. During fiscal year 2024 our recordable incident rates decreased by 20% compared to fiscal 2023.

People

Our strength as a company comes from our employees at all levels and we have a long-established culture that values each individual's contributions and encourages productivity and growth. This culture is driven by our board and executive management team. Our board is comprised of seven members, four of whom are independent, two of whom are women, one of whom is of a racial or ethnic minority. As of June 1, 2024, our total workforce was comprised of 31% women and 56% individuals who identify as racial or ethnic minorities. Our Policy against Harassment, Discrimination, Unlawful or Unethical Conduct and Retaliation; Reporting Procedure affirms our commitment to supporting our employees regardless of race, color, religion, sex, national origin or any other basis protected by applicable law.

We are an Equal Opportunity Employer that prohibits any violation of applicable federal, state, or local law regarding employment. Discrimination on any basis protected by applicable law is prohibited. We maintain strong protocols to help our colleagues perform their jobs free from harassment and discrimination. We are committed to offering our colleagues opportunities commensurate with our operational needs and their experiences, goals and contributions.

Recruitment, Development and Retention

We believe in compensating our colleagues with fair and competitive wages, in addition to offering competitive benefits. Approximately 76% of our employees are paid at hourly rates, which are all paid at rates above the federal minimum wage requirement. We offer our full-time eligible employees a range of benefits, including company-paid life insurance. The Company provides a comprehensive self-insured health plan and pays approximately 82% of the costs of the plan for participating employees and their families as of December 31, 2023. Recent benchmarking of our health plan indicates comparable benefits, at lower employee contributions, when compared to an applicable Agriculture and Food Manufacturing sector grouping, as well as peer group data. In addition, we offer employees the opportunity to purchase an extensive range of other group plan benefits, such as dental, vision, accident, critical illness, disability and voluntary life. After one year of employment, full-time employees who meet eligibility requirements may elect to participate in our KSOP retirement plan, which offers a range of investment alternatives and includes many positive features, such as automatic enrollment with scheduled automatic contribution increases and loan provisions. Regardless of the employees' elections to contribute to the KSOP, the Company contributes shares of Company stock or cash equivalent to 3% of participants' eligible compensation for each pay period that hours are worked.

We provide extensive training and development related to safety, regulatory compliance, and task training. We invest in developing our future leaders through our Management Intern, Management Trainee and informal mentoring programs.

Sustainability

We understand that climate, and the potential consequences of climate change, freshwater availability and preservation of global biodiversity, in addition to responsible management of our flocks, are vital to the production of high-quality eggs and egg products and to the success of our Company. We have engaged in agricultural production for more than 60 years. Our agricultural practices continue to evolve as we continue to strive to meet the need for nutritious, affordable foods to feed a growing population even as we exercise responsible natural resource stewardship and conservation. We published our most recent sustainability report for our fiscal 2023 in July 2024, which is available on our website. Information contained on our website is not a part of this report on Form 10-K.

Our Corporate Information

We maintain a website at www.calmainefoods.com where general information about our business and corporate governance matters is available. The information contained in our website is not a part of this report. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Cal-Maine Foods, Inc. is a Delaware corporation, incorporated in 1969.

ITEM 1A. RISK FACTORS

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The following is a description of the known factors that may materially affect our business, financial condition or results of operations. They should be considered carefully, in addition to the information set forth elsewhere in this Annual Report on Form 10-K, including under Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, in making any investment decisions with respect to our securities. Additional risks or uncertainties that are not currently known to us, or that we are aware of but currently deem to be immaterial or that could apply to any company could also materially adversely affect our business, financial condition or results of operations.

INDUSTRY RISK FACTORS

Market prices of wholesale shell eggs are volatile, and decreases in these prices can adversely impact our revenues and profits.

Our operating results are significantly affected by wholesale shell egg market prices, which fluctuate widely and are outside our control. As a result, our prior performance should not be presumed to be an accurate indication of future performance. Under certain circumstances, small increases in production, or small decreases in demand, within the industry might have a large adverse effect on shell egg prices. Low shell egg prices adversely affect our revenues and profits.

Market prices for wholesale shell eggs have been volatile and cyclical. Shell egg prices have risen in the past during periods of high demand such as the initial outbreak of the COVID-19 pandemic and periods when high protein diets are popular. Shell egg prices have also risen during periods of constrained supply, such as the latest highly pathogenic avian influenza ("HPAI") outbreak that was first detected in domestic commercial flocks in February 2022. During times when prices are high, the egg industry has typically geared up to produce more eggs, primarily by increasing the number of layers, which historically has ultimately resulted in an oversupply of eggs, leading to a period of lower prices.

As discussed above in Part I. Item 1. Business – Seasonality, seasonal fluctuations impact shell egg prices. Therefore, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

A decline in consumer demand for shell eggs can negatively impact our business.

We believe high-protein diet trends, industry advertising campaigns, the improved nutritional reputation of eggs and an increase in at-home consumption of eggs during the COVID-19 pandemic, have all contributed at one time or another to increased shell egg demand. However, it is possible that the demand for shell eggs will decline in the future. Adverse publicity relating to health or safety concerns and changes in the perception of the nutritional value of shell eggs, changes in consumer views regarding consumption of animal-based products, as well as movement away from high protein diets, could adversely affect demand for shell eggs, which could have a material adverse effect on our future results of operations and financial condition.

Feed costs are volatile and increases in these costs can adversely impact our results of operations.

Feed costs are the largest element of our shell egg (farm) production cost, ranging from 55% to 63% of total farm production cost in the last five fiscal years.

Although feed ingredients, primarily corn and soybean meal, are available from a number of sources, we do not have control over the prices of the ingredients we purchase, which are affected by weather, various global and U.S. supply and demand factors, transportation and storage costs, speculators, and agricultural, energy and trade policies in the U.S. and internationally. For example, while feed costs declined during fiscal 2024, we saw higher prices for corn and soybean meal in fiscal 2022 and 2023 as a result of weather-related shortfalls in production and yields, ongoing supply chain disruptions and the Russia-Ukraine War and its impact on the export markets. Our costs for corn and soybean meal are also affected by local basis prices.

Increases in feed costs unaccompanied by increases in the selling price of eggs can have a material adverse effect on the results of our operations and cash flow. Alternatively, low feed costs can encourage egg industry overproduction, possibly resulting in lower egg prices and lower revenue.

Agricultural risks, including outbreaks of avian diseases such as HPAI, have harmed and in the future could harm our business.

Our shell egg production activities are subject to a variety of agricultural risks. Unusual or extreme weather conditions, disease and pests can materially and adversely affect the quality and quantity of shell eggs we produce and distribute. Outbreaks of avian influenza among poultry occur periodically worldwide and have occurred sporadically in the U.S. Since the HPAI outbreaks in 2015, there were no reported significant outbreaks of HPAI in the commercial table egg layer flocks in the U.S. until the February – December 2022 time period and then again beginning in November 2023. During the third and fourth quarters of our fiscal 2024, we experienced HPAI outbreaks within our facilities located in Kansas and Texas, resulting in total depopulation of 3.1 million laying hens and 577,000 pullets. Both locations have been cleared by the USDA to resume operations and repopulation is expected to be completed before calendar year end. As of July 5, 2024, the U.S. Centers for Disease Control and Prevention ("CDC") reported outbreaks in 138 dairy herds in 12 states and five cases in the U.S. in persons who were exposed to infected cows or poultry. The CDC has not reported any case of human-to-human transmission. The CDC considers that the overall risk to the general U.S. public posed by the virus remains low; however, as a precautionary measure, the U.S. Department of Health and Human Services has awarded funding to Moderna to develop a human vaccine against avian influenza. For additional information, refer to Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – HPAI.

We maintain controls and procedures designed to reduce the risk of exposing our flocks and employees to harmful diseases; however, despite these efforts, outbreaks of avian diseases can and do still occur and have adversely impacted, and may in the future adversely impact, the health of our flocks and could in the future adversely impact the health of our employees. Continued or intensified spread of HPAI could have a material adverse impact on our financial results by increasing government restrictions on the sale and distribution of our products and requiring us to euthanize the affected layers. Negative publicity from outbreaks within our industry can negatively impact customer perception. If a substantial portion of our layers or production facilities are affected by any of these factors in any given quarter or year, our business, financial condition, and results of operations could be materially and adversely affected.

Shell eggs and shell egg products are susceptible to microbial contamination, and we may be required to, or we may voluntarily, recall contaminated products.

Shell eggs and shell egg products are vulnerable to contamination by pathogens such as Salmonella. The Company maintains policies and procedures designed to comply with the complex rules and regulations governing egg production, such as The Final Egg Rule issued by the FDA "Prevention of Salmonella Enteritidis in Shell Eggs During Production, Storage, and Transportation," and the FDA's Food Safety Modernization Act. Shipment of contaminated products, even if inadvertent, could result in a violation of law and lead to increased risk of exposure to product liability claims, product recalls and scrutiny by federal and state regulatory agencies. We have little, if any, control over proper handling once the product has been shipped or delivered. In addition, products purchased from other producers could contain contaminants that might be inadvertently redistributed by us. As such, we might decide or be required to recall a product if we, our customers or regulators believe it poses a potential health risk. Any product recall could result in a loss of consumer confidence in our products, adversely affect our reputation with existing and potential customers and have a material adverse effect on our business, results of operations and financial condition. We currently maintain insurance with respect to certain of these risks, including product liability insurance, business interruption insurance, product recall insurance and general liability insurance, but in many cases such insurance is expensive, difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all.

Our profitability may be adversely impacted by increases in other input costs such as packaging materials and delivery expenses, including as a result of inflation.

In addition to feed ingredient costs, other significant input costs include costs of packaging materials and delivery expenses. Our costs of packing materials increased during the past three fiscal years due to inflation and higher labor costs, and during 2022 also as a result of supply chain constraints initially caused by the pandemic, and these costs may continue to increase. We also experienced increases in delivery expenses during fiscal 2023 and 2022 due to increases in fuel and labor costs for both our fleet and contract trucking, and these costs may continue to increase. Increases in these costs are largely outside of our control and have an adverse effect on our profitability and cash flow.

BUSINESS AND OPERATIONAL RISK FACTORS

Our acquisition growth strategy subjects us to various risks.

As discussed in Part I. Item I. Business – Growth Strategy, we plan to continue to pursue a growth strategy that includes, in part, selective acquisitions of other businesses engaged in the production and sale of shell eggs, with a priority on those that will facilitate our ability to expand our cage-free shell egg production capabilities in key locations and markets. We may over-estimate or under-estimate the demand for cage-free eggs, which could cause our acquisition strategy to be less-than-optimal for our future growth and profitability. The number of existing businesses with cage-free capacity that we may be able to purchase is limited, as most production of shell eggs by other companies in our markets currently does not meet customer demands or legal requirements to be designated as cage-free. Conversely, if we acquire cage-free production capacity, which is more expensive to purchase and operate, and customer demands or legal requirements for cage-free eggs were to change, the resulting lack of demand for cage-free eggs may result in higher costs and lower profitability.

Acquisitions require capital resources and can divert management's attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct prior to our acquisition of a business that were unknown to us at the time of acquisition. We could incur significantly greater expenditures in integrating an acquired business than we anticipated at the time of its purchase.

We cannot assure you that we:

- will identify suitable acquisition candidates;
- can consummate acquisitions on acceptable terms;
- can successfully integrate an acquired business into our operations; or
- can successfully manage the operations of an acquired business.

No assurance can be given that businesses we acquire in the future will contribute positively to our results of operations or financial condition. In addition, federal antitrust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance, and we cannot guarantee that such approvals would be obtained.

The consideration we pay in connection with any acquisition affects our financial results. If we pay cash, we could be required to use a portion of our available cash or credit facility to consummate the acquisition. To the extent we issue shares of our Common Stock, existing stockholders may be diluted. In addition, acquisitions may result in additional debt. Our ability to access any additional capital that may be needed for an acquisition may be adversely impacted by higher interest rates and economic uncertainty.

Global or regional health crises including pandemics or epidemics could have an adverse impact on our business and operations.

The effects of global or regional pandemics or epidemics can significantly impact our operations. Although demand for our products could increase as a result of restrictions such as travel bans and restrictions, quarantines, shelter-in-place orders, and business and government shutdowns, which can prompt more consumers to eat at home, these restrictions could also significantly increase our cost of doing business due to labor shortages, supply-chain disruptions, increased costs and decreased availability of packaging supplies or feed, and increased medical and other costs. We experienced these impacts as a result of the COVID-19 pandemic, primarily during our fiscal years 2020 and 2021. The pandemic recovery also contributed to higher inflation and interest rates, which persist and may continue to persist. The impacts of health crises are difficult to predict and depend on numerous factors including the severity, length and geographic scope of the outbreak, resurgences of the disease and variants, availability and acceptance of vaccines, and governmental, business and individuals' responses. A resurgence of COVID-19 and/or variants, or any future major public health crisis, would disrupt our business and could have a material adverse effect on our financial results.

Our largest customers have accounted for a significant portion of our net sales volume. Accordingly, our business may be adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

Our customers, such as supermarkets, warehouse clubs and food distributors, have continued to consolidate and consolidation is expected to continue. These consolidations have produced larger customers and potential customers with increased buying power that are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. Because of these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which could adversely affect our financial results.

Our top three customers accounted for an aggregate of 49.0%, 50.1% and 45.9% of net sales dollars for fiscal 2024, 2023, and 2022, respectively. Our largest customer, Walmart Inc. (including Sam's Club), accounted for 33.8%, 34.2% and 29.5% of net sales dollars for fiscal 2024, 2023 and 2022, respectively. Although we have established long-term relationships with most of our customers who continue to purchase from us based on our ability to service their needs, they are generally free to acquire shell eggs from other sources. If, for any reason, one or more of our large customers were to purchase significantly less of our shell eggs in the future or terminate their purchases from us, and we were not able to sell our shell eggs to new customers at comparable levels, it would have a material adverse effect on our business, financial condition, and results of operations.

Our business is highly competitive.

The production and sale of fresh shell eggs, which accounted for 96.1% to 96.6% of our net sales in our last three fiscal years, is intensely competitive. We compete with a large number of competitors that may prove to be more successful than we are in producing, marketing and selling shell eggs. We cannot provide assurance that we will be able to compete successfully with any or all of these companies. Increased competition could result in price reductions, greater cyclicality, reduced margins and loss of market share, which would negatively affect our business, results of operations, and financial condition.

We are dependent on our management team, and the loss of any key member of this team may adversely affect the implementation of our business plan in a timely manner.

Our success depends largely upon the continued service of our senior management team. The loss or interruption of service of one or more of our key executive officers could adversely affect our ability to manage our operations effectively and/or pursue our growth strategy. We have not entered into any employment or non-compete agreements with any of our executive officers. Competition could cause us to lose talented employees, and unplanned turnover could deplete institutional knowledge and result in increased costs due to increased competition for employees.

Our business is dependent on our information technology systems and software, and failure to protect against or effectively respond to cyber-attacks, security breaches, or other incidents involving those systems, could adversely affect day-to-day operations and decision making processes and have an adverse effect on our performance and reputation.

The efficient operation of our business depends on our information technology systems, which we rely on to effectively manage our business data, communications, logistics, accounting, regulatory and other business processes. If we do not allocate and effectively manage the resources necessary to build and sustain an appropriate technology environment, our business, reputation, or financial results could be negatively impacted. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including systems failures, natural disasters, terrorist attacks, viruses, ransomware, security breaches or cyber incidents. Cyber-attacks are becoming more sophisticated and are increasing in the number of attempts and frequency by groups and individuals with a wide range of motives. We have experienced and expect to continue to experience attempted cyber-attacks of our information technology systems or networks.

We regularly engage with third-party service providers as part of our operations to provide a high level of service to our customers. We have implemented certain practices and policies to minimize the potential risks associated with the exchange of information with contracted vendors. Despite these practices and policies, we cannot guarantee that information technology systems of our third-party service providers will prevent and detect all cybersecurity breaches and incidents. Although we require third-party service providers to notify us upon a potential breach or incident, there is a potential risk that our business, reputation, or financial results could be negatively impacted by cybersecurity incidents at their businesses.

Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated businesses, and it may be difficult to integrate businesses into our information technology environment and security program.

Our information technology systems also subject us to numerous data privacy obligations. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy obligations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy obligations, we could face significant consequences, including but not limited to government enforcement actions and litigation. A security breach of sensitive information could result in damage to our reputation and our relations with our customers or employees. Any such damage or interruption could have a material adverse effect on our business.

Technology and related business and regulatory requirements continue to change rapidly. Failure to update or replace legacy systems to address these changes could result in increased costs, including remediation costs, system downtime, third party litigation, regulatory actions or cyber security vulnerabilities which could have a material adverse effect on our business.

Labor shortages or increases in labor costs could adversely impact our business and results of operations.

Our success is dependent upon recruiting, motivating, and retaining staff to operate our farms. Approximately 76% of our employees are paid at hourly rates, often in entry-level positions. While all our employees are paid at rates above the federal minimum wage requirements, any significant increase in local, state or federal minimum wage requirements could increase our labor costs. In addition, any regulatory changes requiring us to provide additional employee benefits or mandating increases in other employee-related costs, such as unemployment insurance or workers compensation, would increase our costs. A shortage in the labor pool, which may be caused by competition from other employers, the remote locations of many of our farms, decreased labor participation rates or changes in government-provided support or immigration laws, particularly in times of lower unemployment, could adversely affect our business and results of operations. A shortage of labor available to us could cause our farms to operate with reduced staff, which could negatively impact our production capacity and efficiencies. In fiscal 2022, our labor costs increased primarily due to the pandemic and its effects, which caused us to increase wages in response to labor shortages. In fiscal 2023 and 2024, labor wages continued to rise due to inflation and low unemployment. Accordingly, any significant labor shortages or increases in our labor costs could have a material adverse effect on our results of operations.

We are controlled by the family of our late founder, Fred R. Adams, Jr., and Adolphus B. Baker, Chairman of our Board of Directors, controls the vote of 100% of our outstanding Class A Common Stock.

Fred R. Adams, Jr., our Founder and Chairman Emeritus died on March 29, 2020. A limited liability company (the "Daughters' LLC"), owned by Mr. Adams' son-in-law, Adolphus B. Baker, Chairman of our board of directors, Mr. Baker's spouse and her three sisters (Mr. Adams' four daughters) (collectively, the "Family"), owns 100% of our outstanding Class A Common Stock (which has 10 votes per share), controlling approximately 52.0% of our total voting power. As sole managing member of the Daughters' LLC, Mr. Baker controls the vote of 100% of our outstanding Class A Common Stock, except that certain extraordinary matters requiring the vote of the Company's stockholders such as a merger or amendment of the Company's Second Amended and Restated Certificate of Incorporation require joint approval of Mr. Baker and members of the Daughters' LLC holding a majority of its voting interests. Family members also have additional voting power due to beneficial ownership of our Common Stock (which has one vote per share), directly or indirectly through the Daughter's LLC and other entities, resulting in family voting control of approximately 53.8% of our total voting power.

We understand that the Family intends to retain ownership of a sufficient amount of our Common Stock and our Class A Common Stock to assure continued ownership of more than 50% of the voting power of our outstanding shares of capital stock. As a result of this ownership, the Family has the ability to exert substantial influence over matters requiring action by our stockholders, including amendments to our certificate of incorporation and by-laws, the election and removal of directors, and any merger, consolidation, or sale of all or substantially all of our assets, or other corporate transactions. Delaware law provides that the holders of a majority of the voting power of shares entitled to vote must approve certain fundamental corporate transactions such as a merger, consolidation and sale of all or substantially all of a corporation's assets; accordingly, such a transaction involving us and requiring stockholder approval cannot be effected without the approval of the Family. Such ownership will make an unsolicited acquisition of our Company more difficult and discourage certain types of transactions involving a change of control of our Company, including transactions in which the holders of our Common Stock might otherwise receive a premium for their shares over then current market prices. The Family's controlling ownership of our capital stock may adversely affect the market price of our Common Stock.

For additional information, refer to Exhibit 4.1 to this Annual Report on Form 10-K, "Description of Registrant's Securities Registered Under Section 12 of the Exchange Act."

The price of our Common Stock may be affected by the availability of shares for sale in the market, and you may experience significant dilution as a result of future issuances of our securities, which could materially and adversely affect the market price of our Common Stock.

The sale or availability for sale of substantial amounts of our Common Stock could adversely impact its price. The Daughters' LLC holds approximately 1.1 million shares of Common Stock (the "Subject Shares") that are subject to an Agreement Regarding Common Stock (the "Agreement") filed as an exhibit to this report. The Subject Shares remain subject to potential sale under the Agreement. The Agreement generally provides that if a holder of Subject Shares intends to sell any of the Subject Shares, such party must give the Company a right of first refusal to purchase all or any of such shares. The price payable by the Company to purchase shares pursuant to the exercise of the right of first refusal will reflect a 6% discount to the then-current market price based on the 20 business-day volume-weighted average price. If the Company does not exercise its right of first refusal and purchase the shares offered, such party will, subject to the approval of a special committee of independent directors of the Board of Directors, be permitted to sell the shares not purchased by the Company pursuant to a Company registration statement, Rule 144 under the Securities Act of 1933, or another manner of sale agreed to by the Company. Although pursuant to the Agreement the Company will have a right of first refusal to purchase all or any of those shares, the Company may elect not to exercise its rights of first refusal, and if so such shares would be eligible for sale pursuant to the registration rights in the Agreement or pursuant to Rule 144 under the Securities Act of 1933. Sales, or the availability for sale, of a large number of shares of our Common Stock could result in a decline in the market price of our Common Stock.

In addition, our articles of incorporation authorize us to issue 120,000,000 shares of our Common Stock. As of June 1, 2024, there were 44,238,766 shares of our Common Stock outstanding. Accordingly, a substantial number of shares of our Common Stock are outstanding and are, or could become, available for sale in the market. In addition, we may be obligated to issue additional shares of our Common Stock in connection with employee benefit plans (including equity incentive plans).

In the future, we may decide to raise capital through offerings of our Common Stock, additional securities convertible into or exchangeable for Common Stock, or rights to acquire these securities or our Common Stock. We may also issue such securities as consideration in an acquisition. The issuance of such securities could result in dilution of existing stockholders' equity interests in us. Issuances of substantial amounts of our Common Stock, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Stock, and we cannot predict the effect this dilution may have on the price of our Common Stock.

LEGAL AND REGULATORY RISK FACTORS

Pressure from animal rights groups regarding the treatment of animals may subject us to additional costs to conform our practices to comply with developing standards or subject us to marketing costs to defend challenges to our current practices and protect our image with our customers. In particular, changes in customer preferences and state legislation have accelerated an increase in demand for cage-free eggs, which increases uncertainty in our business and increases our costs.

We and many of our customers face pressure from animal rights groups, such as People for the Ethical Treatment of Animals and the Humane Society of the United States, to require companies that supply food products to operate their business in a manner that treats animals in conformity with certain standards developed or approved by these groups. In general, we may incur additional costs to conform our practices to address these standards or to defend our existing practices and protect our image with our customers. The standards promoted by these groups change over time, but typically require minimum cage space for hens, among other requirements, and some of these groups have led successful legislative efforts to ban any form of caged housing in various states.

As discussed in Part I. Item 1. Business - Government Regulation, ten states have passed minimum space and/or cage-free requirements for hens, and other states are considering such requirements. In addition, a significant number of our customers have announced goals to either exclusively offer cage-free eggs or significantly increase the volume of cage-free egg sales in the future, subject in most cases to availability of supply, affordability and consumer demand, among other contingencies. While we anticipate that our retail and foodservice customers will continue to transition to selling cage-free eggs given publicly stated goals, there is no assurance that this transition will take place or take place according to the timeline of current cage-free goals. For example, customers may accelerate their transition to stocking cage-free eggs, which may challenge our ability to meet the cage-free volume needs of those customers and result in a loss of shell egg sales. Similarly, customers who commit to stock greater proportional quantities of cage-free eggs are under no obligation to continue to do so, which may result in an oversupply of cage-free eggs and result in lower specialty egg prices, which could reduce the return on our capital investment in cage-free production.

Changing our infrastructure and operating procedures to conform to consumer preferences, customer demands and recent laws has resulted and will continue to result in additional costs, including capital and operating cost increases. The USDA reported that the estimated U.S. cage-free flock was 122.0 million hens as of May 31, 2024, which is approximately 39.9% of the total U.S. table egg layer hen population. According to the USDA Agricultural Marketing Service, as of May 2024 approximately 220.1 million hens, or about 72% of the U.S. non-organic laying flock would have to be in cage-free production to meet projected cage-free commitments from the retailers, foodservice providers and food manufacturers that have stated goals to transition to cage-free eggs.

In response to our customers' announced goals and increased legal requirements for cage-free eggs, we have increased capital expenditures to increase our cage-free production capacity. We are also enhancing our focus on cage-free capacity when considering acquisition opportunities. Our customers typically do not commit to long-term purchases of specific quantities or type of eggs with us, and as a result, we cannot predict with any certainty which types of eggs they will require us to supply in future periods. The production of cage-free eggs is more costly than the production of conventional eggs, and these higher production costs contribute to the prices of cage-free eggs, which historically have typically been higher than conventional egg prices. Many consumers prefer to buy less expensive conventional shell eggs. These consumer preferences may in turn influence our customers' future needs for cage-free and conventional eggs. Due to these uncertainties, we may over-estimate future demand for cage-free eggs, which could increase our costs unnecessarily, or we may under-estimate future demand for cage-free eggs, which could harm us competitively. If our competitors obtain non-cancelable long-term contracts to provide cage-free eggs to our existing or potential customers, then there may be decreased demand for our cage-free eggs due to these lost potential sales. If we and our competitors increase cage-free egg production and there is no commensurate increase in demand for cage-free eggs, this overproduction could lead to an oversupply of cage-free eggs, reducing the sales price for specialty eggs and our return on capital investments in cage-free production.

Failure to comply with applicable governmental regulations, including environmental regulations, could harm our operating results, financial condition, and reputation. Further, we may incur significant costs to comply with any such regulations.

We are subject to federal, state and local regulations relating to grading, quality control, labeling, sanitary control, waste disposal, and other areas of our business. As a fully-integrated shell egg producer, our shell egg facilities are subject to regulation and inspection by the USDA, OSHA, EPA and FDA, as well as state and local health and agricultural agencies, among others. All of our shell egg production and feed mill facilities are subject to FDA, EPA and OSHA regulation and inspections. In addition, rules are often proposed that, if adopted as proposed, could increase our costs.

Our operations and facilities are subject to various federal, state and local environmental, health, and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal, and remediation of hazardous materials. Under these laws and regulations, we are required to obtain permits from governmental authorities, including, but not limited to wastewater discharge permits and manure and litter land applications.

If we fail to comply with applicable laws or regulations, or fail to obtain necessary permits, we could be subject to significant fines and penalties or other sanctions, our reputation could be harmed, and our operating results and financial condition could be materially adversely affected. In addition, because these laws and regulations are becoming increasingly more stringent, it is possible that we will be required to incur significant costs for compliance with such laws and regulations in the future.

Climate change and legal or regulatory responses may have an adverse impact on our business and results of operations.

Extreme weather events, such as derechos, wildfires, drought, tornadoes, hurricanes, storms, floods or other natural disasters could materially and adversely affect our operating results and financial condition. In fact, derechos, fires, floods, tornadoes and hurricanes have affected our facilities or the facilities of other egg producers in the past. Increased global temperatures and more frequent occurrences of extreme weather events, which may be exacerbated by climate change, may cause crop and livestock areas to become unsuitable, including due to water scarcity or high or unpredictable temperatures, which may result in much greater stress on food systems and more pronounced food insecurity globally. Lower global crop production, including corn and soybean meal, which are the primary feed ingredients that support the health of our animals, may result in significantly higher prices for these commodity inputs, impact our ability to source the commodities we use to feed our flocks, and negatively impact our ability to maintain or grow our operations. Climate change may increasingly expose workers and animals to high heat and humidity stressors that adversely impact poultry production and our costs. Increased greenhouse gas emissions may also negatively impact air quality, soil quality and water quality, which may hamper our ability to support our operations, particularly in higher water- and soil-stressed regions.

Increasing frequency of severe weather events, whether tied to climate change or any other cause, may negatively impact our ability to raise poultry and produce eggs profitably or to operate our transportation and logistics supply chains. Regulatory controls and market pricing may continue to drive the costs of fossil-based fuels higher, which could negatively impact our ability to source commodities necessary to operate our farms or plants and our current fleet of vehicles. These changes may cause us to change, significantly, our day-to-day business operations and our strategy. Climate change and extreme weather events may also impact demand for our products given evolution of consumer food preferences. Even if we take measures to position our business in anticipation of such changes, future compliance with legal or regulatory requirements may require significant management time, oversight and enterprise expense. We may also incur significant expense tied to regulatory fines if laws and regulations are interpreted and applied in a manner that is inconsistent with our business practices. We can make no assurances that our efforts to prepare for these adverse events will be in line with future market and regulatory expectations and our access to capital to support our business may also be adversely impacted.

Current and future litigation could expose us to significant liabilities and adversely affect our business reputation.

We and certain of our subsidiaries are involved in various legal proceedings. Litigation is inherently unpredictable, and although we believe we have meaningful defenses in these matters, we may incur liabilities due to adverse judgments or enter into settlements of claims that could have a material adverse effect on our results of operations, cash flow and financial condition. For a discussion of our ongoing legal proceedings see Part I. Item 3. Legal Proceedings below and Part II. Item 8. Notes to the Consolidated Financial Statements, Note 16 – Commitments and Contingencies. Such lawsuits are expensive to defend, divert management's attention, and may result in significant adverse judgments or settlements. Legal proceedings may expose us to negative publicity, which could adversely affect our business reputation and customer preference for our products and brands.

FINANCIAL AND ECONOMIC RISK FACTORS

Weak or unstable economic conditions, including continued high inflation and interest rates, could negatively impact our business.

Weak or unstable economic conditions, including continued high inflation and interest rates, may adversely affect our business by:

- Limiting our access to capital markets or increasing the cost of capital we may need to grow or operate our business;
- Changing consumer spending and habits and demand for eggs, particularly higher-priced eggs;
- Restricting the supply of energy sources or increasing our cost to procure energy; or
- Reducing the availability of feed ingredients, packaging material, and other raw materials, or increasing the cost of these items.

Deterioration of economic conditions could also negatively impact:

- The financial condition of our suppliers, which may make it more difficult for them to supply raw materials;
- The financial condition of our customers, which may decrease demand for eggs or increase our bad debt expense; or
- The financial condition of our insurers, which could increase our cost to obtain insurance, and/or make it difficult for or insurers to meet their obligations in the event we experience a loss due to an insured peril.

According to the U.S. Bureau of Labor Statistics, from May 2021 to May 2022, the Consumer Price Index for All Urban Consumers ("CPI-U") increased 8.5 percent, the largest 12-month increase since the period ending December 1981. The CPI-U increased 4.1% and 3.3% from May 2022 to May 2023 and May 2023 to May 2024, respectively. Inflationary costs have increased our input costs, and if we are unable to pass these costs through to the customer it could have an adverse effect on our business.

We hold significant cash balances in deposit accounts with deposits in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). In the event of a bank failure at an institution where we maintain deposits in excess of the FDIC-insured amount, we may lose such excess deposits.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We utilize intellectual property in our business. For example, we own the trademarks *Farmhouse Eggs®*, *4Grain®, Sunups®*, and *Sunny Meadow®*. We produce and market *Egg-Land's Best®* and *Land O' Lakes®* under license agreements with EB. We have invested a significant amount of money in establishing and promoting our trademarked brands. The loss or expiration of any intellectual property could enable our competitors to compete more effectively with us by allowing them to make and sell products substantially similar to those we offer. This could negatively impact our ability to produce and sell those products, thereby adversely affecting our operations.

Impairment in the carrying value of goodwill or other assets could negatively affect our results of operations or net worth.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is reviewed at least annually for impairment by assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As of June 1, 2024, we had $45.8 million of goodwill. While we believe the current carrying value of this goodwill is not impaired, future goodwill impairment charges could adversely affect our results of operations in any particular period and our net worth.

Events beyond our control such as extreme weather and natural disasters could negatively impact our business.

Fire, bioterrorism, pandemics, extreme weather or natural disasters, including droughts, floods, excessive cold or heat, water rights restrictions, hurricanes or other storms, could impair the health or growth of our flocks, decrease production or availability of feed ingredients, or interfere with our operations due to power outages, fuel shortages, discharges from overtopped or breached wastewater treatment lagoons, damage to our production and processing facilities, labor shortages or disruption of transportation channels, among other things. Any of these factors could have a material adverse effect on our financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We understand the importance of cybersecurity and its role in the success of our Company. Our business operations depend on the effective use of our information systems in order to properly serve our customers, manage our business and track and report our financial results. Our technology operations consider risks from cybersecurity threats in the implementation and execution of our business processes. We have considered and assessed the risks from cybersecurity threats as part of our overall risk assessment process using the National Institute of Standards and Technology ("NIST") Cybersecurity Framework.

In order to identify, assess and manage material risks arising from cybersecurity threats, we maintain internal resources to monitor and quickly respond to such threats. We perform vulnerability scans and penetration testing designed to test the effectiveness of our security practices. We engage third-party service providers to assist in the evaluation of our internal controls over our information systems through audit and consulting services to test the design and operational effectiveness of security controls. We continually monitor our systems to detect and identify cybersecurity threats. Prior to contracting with third-party vendors, we perform risk assessments of the vendors and require the vendors to manage cybersecurity risks to our business operations as well as notify us of any potential or known cybersecurity risks. We also require our employees to complete training programs to increase their awareness of and sensitivity to cybersecurity threats. These training programs include the identification of such threats and the proper responses to a potential breach of cybersecurity that aligns with our adopted processes.

The Company has implemented a response process in the event of a cybersecurity incident through its crisis management plan. The process includes the cooperation of the information technology team and our management team to properly detect and respond to these incidents. These responses include determination of the potential impact and materiality of the incident, potential disclosure and litigation matters, and mitigation of actual or potential damage to our systems or reputation arising from the incident. An action plan is implemented to respond to any potential cybersecurity breach in order to continue to effectively serve our customers and conduct our operations with as little interruption as practicable. The information technology team reviews the response process on a regular basis to ensure that it is designed to be effective and to encompass current or new cybersecurity threats.

As of July 23, 2024, we are not aware of any risks from cybersecurity threats, including as a result of prior cybersecurity incidents, that have materially affected or that we believe are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. See "Item 1A. Risk Factors" for further discussion about risks from cybersecurity threats.

Governance

The Board is responsible for the oversight of management's process for identifying and mitigating risks related to cybersecurity threats. On a quarterly basis, the Director of Information Technology provides a report to the Audit Committee regarding ongoing processes to improve and update our current cybersecurity protocols, new cybersecurity threats, results of internal assessments, and any recent cybersecurity incidents. The Audit Committee will make the Board aware of any information it deems necessary or appropriate in order for the Board to effectively oversee the Company's cybersecurity risk management and strategy.

The Director of Information Technology and the team he manages are responsible for the operation and maintenance of our information systems, including the assessment, identification and management of risks from cybersecurity threats. Together, the Director of Information Technology and his team have over 150 years of experience in the information technology and security environment. Our Chief Financial Officer, to whom the Director of Information Technology reports, has served as Chief Financial Officer and a Board member since 2018 and has over 40 years of risk management experience.

ITEM 2. PROPERTIES

The table below provides summary information about the primary operational facilities we use in our business as of June 1, 2024.

Type	Quantity [a]	Owned	Leased	Production Capacity	Location
Breeding Facilities	3	3	—	House up to 255,000 hens	GA, MS
Distribution Centers	6	6	—	NA	FL, GA, NC, TX
Feed Mills	26	25	1	Production capacity of 949 tons of feed per hour	AL, AR, FL, GA, KS, KY, MO, MS, OH, OK, SC, TN, TX, UT
Hatcheries	3	2	1	Hatch up to 780,848 chicks per week	FL, MO, MS
Processing and Packaging	44	44	—	Approximately 605,700 dozen shell eggs per hour	AL, AR, FL, GA, KS, KY, LA, MS, OH, OK, SC, TX, UT
Pullet Facilities	33	33	—	House up to 12.7 million pullets	AR, FL, GA, KS, KY, MS, SC, TX, UT
Shell Egg Production	43	43	—	House up to 48.0 million layers	AL, AR, FL, GA, KS, KY, LA, MS, OH, OK, SC, TX, UT
Egg Products Processing Facilities	3	3	—	Production capacity of 59,000 lbs. per hour	GA, MO, TX

(a) Does not include idled facilities or contract production and growers.

We also have ongoing construction projects to further expand the Company's cage-free egg production capabilities. These projects include expanding our cage-free egg production at existing farms or converting conventional housing with cage-free production. These projects will phase into production through fiscal 2026. For additional information, see Part II. Item 7. Management's Discussion and Analysis – Results of Operations – Liquidity and Capital Resources.

As of June 1, 2024, we owned approximately 29.0 thousand acres of land. There are no material mortgages or liens on our properties.

ITEM 3. LEGAL PROCEEDINGS

Refer to the description of certain legal proceedings pending against us under Part II. Item 8. Notes to the Consolidated Financial Statements, Note 16 – Commitments and Contingencies, which discussion is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

We have two classes of capital stock, Common Stock and Class A Common Stock. Our Common Stock trades on the Nasdaq Global Select Market under the symbol "CALM". There is no public trading market for the Class A Common Stock.

All outstanding shares of Class A Common Stock are owned by a limited liability company of which Adolphus Baker, our Chairman, is the sole managing member. For additional information, see Part I. Item 1A. Risk Factors, "We are controlled by the family of our late founder, Fred R. Adams, Jr., and Adolphus B. Baker, Chairman of our Board of Directors, controls the vote of 100% of our outstanding Class A Common Stock." At July 19, 2024, there were approximately 230 record holders of our Common Stock and approximately 69,898 beneficial owners whose shares were held by nominees or broker dealers. For additional information about our capital structure, see Note 11 - Equity in Part II. Item 8. Notes to the Consolidated Financial Statements.

Dividends

Cal-Maine has a variable dividend policy adopted by its Board of Directors. Pursuant to the policy, Cal-Maine pays a dividend to shareholders of its Common Stock and Class A Common Stock on a quarterly basis for each quarter for which the Company reports net income attributable to Cal-Maine Foods, Inc. computed in accordance with GAAP in an amount equal to one-third (1/3) of such quarterly income. Dividends are paid to shareholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company will pay dividends to shareholders of record on the 65th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income attributable to Cal-Maine Foods, Inc., the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the last quarter for which a dividend was paid. Under the Company's Credit Facility, dividends are restricted to the amount permitted under the Company's current dividend policy, and may not be paid if a default exists or will arise after giving effect to the dividend or if the sum of cash and cash equivalents of the Company and its subsidiaries plus availability under the Credit Facility equals less than $50 million.

Stock Performance Graph

The Company utilized the (i) Russell 2000 Total Return, and (ii) S&P Composite 1500 Food Products Industry Index to benchmark the Company's total shareholder return. The Company is a member of each of these indexes and believes the other companies included in these indexes provide products and services similar to Cal-Maine Foods. The graph presents total shareholder return and assumes $100 was invested on May 31, 2019 in the stock or index and dividends were reinvested.



	May 31, 2019	May 29, 2020	May 28, 2021	May 27, 2022	June 2, 2023	May 31, 2024
Cal-Maine Foods, Inc.	$ 100.00	$ 120.37	$ 94.39	$ 130.51	$ 141.75	$ 190.54
Russell 2000 Total Return	100.00	96.56	158.91	133.69	131.71	151.16
S&P Composite 1500 Food Products Industry Index	100.00	110.09	136.95	146.73	154.96	141.10

Issuer Purchases of Equity Securities

There were no purchases of our Common Stock made by or on behalf of our Company or any affiliated purchaser during our fiscal 2024 fourth quarter.

Recent Sales of Unregistered Securities

No sales of securities without registration under the Securities Act of 1933 occurred during our fiscal year ended June 1, 2024.

Securities Authorized for Issuance under Equity Compensation Plans

| | **Equity Compensation Plan Information** | | |
	(a)	**(b)**	**(c)**
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by shareholders	— $	—	277,954
Equity compensation plans not approved by shareholders	—	—	—
Total	— $	—	277,954

    (a) There were no outstanding options, warrants or rights as of June 1, 2024. There were 856,119 shares of restricted stock outstanding under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan as of June 1, 2024.

    (b) There were no outstanding options, warrants or rights as of June 1, 2024.

    (c) Reflects shares available for future issuance as of June 1, 2024 under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan.

For additional information, see Note 14 – Stock Compensation Plans in Part II. Item 8. Notes to the Consolidated Financial Statements.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISK FACTORS; FORWARD-LOOKING STATEMENTS

For information relating to important risks and uncertainties that could materially adversely affect our business, securities, financial condition, operating results, or cash flow, reference is made to the disclosure set forth under Part I. Item 1A. Risk Factors. In addition, because the following discussion includes numerous forward-looking statements relating to our business, securities, financial condition, operating results and cash flow, reference is made to the disclosure set forth under Part I. Item 1A. Risk Factors and to the information set forth in the section of Part I immediately preceding Item 1 above under the caption "Forward-Looking Statements."

COMPANY OVERVIEW

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packaging, marketing and distribution of fresh shell eggs. Our fiscal year end is the Saturday closest to May 31. The fiscal years 2024 and 2022 included 52 weeks and fiscal year 2023 included 53 weeks. The Company, which is headquartered in Ridgeland, Mississippi, is the largest producer and distributor of fresh shell eggs in the United States ("U.S"). In fiscal 2024, we sold approximately 1.15 billion dozen shell eggs, which we believe represented approximately 21% of domestic shell egg consumption. Our total flock as of June 1, 2024 of approximately 39.9 million layers and 11.8 million pullets and breeders is the largest in the U.S. We sell most of our shell eggs to a diverse group of customers, including national and regional grocery store chains, club stores, companies servicing independent supermarkets in the U.S., food service distributors, and egg product consumers throughout the majority of the U.S.

The Company has one reportable operating segment, which is the production, grading, packaging, marketing and distribution of shell eggs. Many of our customers rely on us to provide most of their shell egg needs, including specialty and conventional eggs. For further description of our business, refer to Part I. Item I. Business.

ACQUISITIONS

On September 30, 2023, we completed our 24th acquisition since 1989, when we acquired the assets of Fassio Egg Farms, Inc. ("Fassio"), related to its commercial shell egg production and processing business. Fassio owned and operated commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 1.2 million laying hens, primarily cage-free, a feed mill, pullets, a fertilizer production and composting operation and land located in Erda, Utah, outside Salt Lake City. This acquisition provided us with an opportunity to expand our market presence in Utah and the western U.S., particularly for cage-free eggs. For a further description of this transaction, refer to Part II. Item 8. Notes to the Consolidated Financial Statements, Note 2 – Acquisition. In March 2024, we acquired a broiler processing plant, hatchery and feed mill in Dexter, Missouri that were closed by Tyson Foods, Inc. in 2023 and that we are remodeling and repurposing for use in shell egg and egg products production to enhance our supply and distribution capabilities for customers in Missouri and surrounding areas.

In addition, subsequent to our fiscal 2024, we acquired substantially all the egg production and processing assets of ISE America, Inc. and certain of its affiliates. The acquired assets include commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 4.7 million laying hens, including 1.0 million cage-free, and 1.2 million pullets, feed mills, approximately 4,000 acres of land, inventories and an egg products breaking facility. The acquired assets also include an extensive customer distribution network across the Northeast and Mid-Atlantic states, and production operations in Maryland, New Jersey, Delaware and South Carolina. These production assets are our first in Maryland, New Jersey and Delaware. We believe this acquisition provides us with an opportunity to significantly enhance our market reach in the Northeast and Mid-Atlantic states. For further description of this transaction, refer to Part II. Item 8. Notes to the Consolidated Financial Statements, Note 17 – Subsequent Events.

During fiscal 2022, we acquired the remaining 50% membership interest in Red River Valley Egg Farm, LLC ("Red River"), which owns and operates a specialty shell egg production complex that includes 1.7 million cage-free hens.

HPAI

Since the HPAI outbreaks in 2015, there were no reported significant outbreaks of HPAI in the commercial table egg layer flocks until the February – December 2022 time period. During this time, approximately 44.3 million commercial layers and pullets were depopulated resulting in significant pressure on the overall supply of eggs. Thereafter, there were no HPAI cases affecting commercial layers until November 2023. From November 2023 through the end of May 2024, approximately 32.8 million commercial laying hens and pullets were depopulated.

During the third and fourth quarters of fiscal 2024, we experienced HPAI outbreaks within our facilities in Kansas and Texas, resulting in the depopulation of approximately 3.1 million laying hens and 577,000 pullets and the temporary cessation of operations at the facilities. Both locations have been cleared by the USDA to resume operations and we have begun to repopulate the flock. We have continued efforts to minimize disruption to our customers.

We remain dedicated to robust biosecurity programs across our locations; however, no farm is immune from HPAI. HPAI is currently widespread in the wild bird population worldwide. The extent of possible future outbreaks, with heightened risk during the migration seasons, and more recent HPAI events, which have been directly linked to dairy cattle operations, cannot be predicted. According to the U.S. Centers for Disease Control and Prevention, the human health risk to the U.S. public from the HPAI virus is considered to be low. Also, according to the USDA, HPAI cannot be transmitted through safely handled and properly cooked eggs. There is no known risk related to HPAI associated with eggs that are currently in the market and no eggs have been recalled. For additional information, refer to Part I. Item 1A. Risk Factors.

Executive Overview of Results – Fiscal Years Ended June 1, 2024, June 3, 2023 and May 28, 2022

		Fiscal Years Ended				
		June 1, 2024		June 3, 2023		May 28, 2022
Net sales (in thousands)	$	2,326,443	$	3,146,217	$	1,777,159
Gross profit (in thousands)	$	541,571	$	1,196,457	$	337,059
Net income attributable to Cal-Maine Foods, Inc.	$	277,888	$	758,024	$	132,650
Net income per share attributable to Cal-Maine Foods, Inc.						
Basic	$	5.70	$	15.58	$	2.73
Diluted	$	5.69	$	15.52	$	2.72
Net average shell egg price [a]	$	1.932	$	2.622	$	1.579
Average UB Southeast Region - Shell Eggs - White Large	$	2.049	$	3.115	$	1.712
Feed costs per dozen produced	$	0.550	$	0.676	$	0.571

(a) The net average shell egg selling price is the blended price for all sizes and grades of shell eggs, including graded and non-graded shell egg sales, breaking stock and undergrades.

For fiscal 2023, net sales increased to $3.1 billion, gross profit to $1.2 billion and net income to $758.0 million. The increases primarily resulted from significantly higher average egg selling prices, primarily due to the reduction in egg supply caused by HPAI and higher grain and other input costs, as some of our egg sales prices are based on formulas related to our costs of production. Gross profit and net income increases were partially offset by the increased cost of feed ingredients and increased processing, packaging and warehouse costs. The impact of HPAI continued throughout the first three quarters of fiscal 2023 as prices continued to increase. For the first three quarters of fiscal 2023, the average UB southeastern large index price was 138.8% higher than the average price of the first three quarters in fiscal 2022. For the fourth quarter of fiscal 2023 the average UB southeastern large index price decreased 13.8% to $2.163 from the same period in the prior year as the egg supply improved from the effects of HPAI. Conventional egg selling prices declined significantly during the latter part of the fourth quarter of fiscal 2023.

Our dozens sold increased by 5.9% for fiscal 2023 compared to fiscal 2022, primarily due to an increase in specialty egg sales, with most of the increase due to an increase in cage-free eggs sold. Our feed costs per dozen produced increased to $0.676 in fiscal 2023, compared to $0.571 in fiscal 2022. For fiscal year 2023, the average Chicago Board of Trade ("CBOT") daily market price was $6.57 per bushel for corn and $450 per ton for soybean meal, representing increases of 4.1% and 14.7%, respectively, compared to the daily average CBOT prices for fiscal 2022. Supplies of corn and soybean meal remained tight relative to demand throughout fiscal 2023, as evidenced by a low stock-to-use ratio for corn, as a result of weather-related shortfalls in production and yields, ongoing supply chain disruptions and the Russia-Ukraine War and its impact on the export markets. Basis levels for corn and soybean meal, which impact our costs for these feed ingredients, ran significantly higher in fiscal 2023 in our areas of operation compared to our prior year fiscal year as a result of higher transportation and storage costs, adding to our expense.

For fiscal 2024, net sales decreased to $2.3 billion, gross profit to $541.6 million and net income to $277.9 million. The decreases compared to fiscal 2023 are primarily a result of a decrease in average egg selling prices. The average UB southeastern large index price for fiscal 2024 decreased 34% compared to fiscal 2023. The decrease is due in large part to the recovery of the egg supply following the HPAI outbreaks during most of calendar year 2022. However, the resurgence of HPAI beginning in November 2023 resulted in the UB southeastern large index price being 9.1% higher in the fourth quarter of fiscal 2024 compared to the fourth quarter of fiscal 2023.

Our dozens sold for fiscal 2024 remained relatively flat compared to fiscal 2023. We had an increase in production capacity with the acquisition of the commercial shell egg production and processing business of Fassio Egg Farms, Inc. during fiscal 2024, which was offset by the temporary decrease in production due to the HPAI outbreaks at our facilities.

Our feed costs per dozen produced decreased to $0.550 in fiscal 2024, compared to $0.676 in fiscal 2023. For fiscal year 2024, the average CBOT daily market price was $4.76 per bushel for corn and $390 per ton for soybean meal, representing decreases of 27.5% and 13.4%, respectively, compared to the daily average CBOT prices for fiscal 2023. Current indications for corn project an overall better stocks-to-use ratio implying potentially lower prices in the near term; however, as long as outside factors remain uncertain (including weather patterns and global supply chain disruptions), volatility could remain.

RESULTS OF OPERATIONS

The following table sets forth, for the fiscal years indicated, certain items from our Consolidated Statements of Income expressed as a percentage of net sales.

	Fiscal Year Ended	
	June 1, 2024	June 3, 2023
Net sales	100.0 %	100.0 %
Cost of sales	76.7 %	62.0 %
Gross profit	23.3 %	38.0 %
Selling, general and administrative	10.9 %	7.4 %
Gain on involuntary conversions	(1.0) %	(0.1) %
(Gain) loss on disposal of fixed assets	— %	— %
Operating income	13.4 %	30.7 %
Total other income	2.0 %	1.0 %
Income before income taxes	15.4 %	31.7 %
Income tax expense	3.6 %	7.7 %
Net income	11.8 %	24.0 %
Less: Net loss attributable to noncontrolling interest	(0.1) %	— %
Net income attributable to Cal-Maine Foods, Inc.	11.9 %	24.0 %

Fiscal Year Ended June 1, 2024 Compared to Fiscal Year Ended June 3, 2023

NET SALES

Net revenue is primarily generated through sales of shell eggs and egg products. Net shell egg sales represented 96.2% and 96.1% of total net sales in fiscal 2024 and 2023, respectively. The Company's shell egg offerings include specialty and conventional shell eggs. Specialty shell eggs include cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced. Conventional shell eggs sales represent all other shell egg sales not sold as specialty shell eggs. Shell egg sales classified as "Other" represent sales of miscellaneous byproducts and resale products included with our shell egg operations.

The Company's egg products offering include liquid and frozen egg products and hard-cooked eggs.

The table below presents an analysis of our conventional and specialty shell egg sales (in thousands, except percentage data):

	June 1, 2024		June 3, 2023	
Total net sales	$ 2,326,443		$ 3,146,217	
Conventional	$ 1,291,743	57.7 %	$ 2,051,961	67.9 %
Specialty	925,665	41.4 %	956,993	31.6 %
Egg sales, net	2,217,408	99.1 %	3,008,954	99.5 %
Other	20,026	0.9 %	14,993	0.5 %
Net shell egg sales	$ 2,237,434	100.0 %	$ 3,023,947	100.0 %
Dozens sold:				
Conventional	746,687	65.1 %	749,076	65.3 %
Specialty	400,946	34.9 %	398,297	34.7 %
Total dozens sold	1,147,633	100.0 %	1,147,373	100.0 %
Net average selling price per dozen:				
Conventional	$ 1.730		$ 2.739	
Specialty	$ 2.309		$ 2.403	
All shell eggs	$ 1.932		$ 2.622	
Egg products sales:				
Egg products net sales	$ 89,009		$ 122,270	
Pounds sold	74,849		70,035	
Net average selling price per pound	$ 1.189		$ 1.746	

Shell egg net sales
- For fiscal 2024, shell egg net sales decreased $786.5 million compared to fiscal 2023, primarily due to the decrease in net average selling prices for conventional eggs, and to a lesser extent the decrease in the net average selling prices for specialty eggs.

- For fiscal 2024, conventional egg sales decreased $760.2 million, or 37.0%, compared to fiscal 2023, primarily due to the decrease in conventional egg prices. Changes in price resulted in a $753.4 million decrease in net sales and changes in volume resulted in a $6.5 million decrease in net sales.

- Conventional egg prices reached record highs in fiscal 2023 due to HPAI outbreaks experienced throughout calendar year 2022 as well seasonal demand during the winter holidays. Prices were lower in the first half of fiscal 2024 compared to the same period of fiscal 2023 as the U.S. egg supply started to recover from outbreaks of HPAI. There has been a resurgence of HPAI starting in November 2023, and continuing through the remainder of fiscal 2024, which increased prices due to supply constraints. However, prices in fiscal 2024 remained lower on average than fiscal 2023.

- Specialty egg sales decreased $31.3 million, or 3.3%, for fiscal 2024 compared to fiscal 2023, primarily due to a 3.9% decrease in specialty egg prices partially offset by a 0.7% increase in the volume of specialty dozens sold. Changes in price resulted in a $37.7 million decrease in net sales and changes in volume resulted in a $6.4 million increase in net sales.

- Our dozens sold for fiscal 2024 remained relatively flat compared to fiscal 2023. We had an increase in production capacity with the acquisition of the commercial shell egg production and processing business of Fassio Egg Farms, Inc. during fiscal 2024, which was offset by the temporary decrease in production due to the HPAI outbreaks at our facilities.

Egg products net sales

- Egg products net sales decreased $33.3 million, or 27.2%, primarily due to a 31.9% selling price decrease compared to fiscal 2023, which had a $41.7 million negative impact on net sales.

- Our egg products net average selling price decreased in fiscal 2024, compared to fiscal 2023 as the supply of shell eggs used to produce egg products increased.

COST OF SALES

Cost of sales consists of costs directly related to producing, processing and packing shell eggs, purchases of shell eggs from outside sources, processing and packing of liquid and frozen egg products and other non-egg costs. Farm production costs are those costs incurred at the egg production facility, including feed, facility (including labor), hen amortization and other related farm production costs.

The following table presents the key variables affecting our cost of sales (in thousands, except cost per dozen data):

		Fiscal Year Ended		
		June 1, 2024	June 3, 2023	% Change
Cost of Sales:				
Farm production	$	987,861	$ 1,118,741	(11.7) %
Processing, packaging, and warehouse		335,949	342,836	(2.0)
Egg purchases and other (including change in inventory)		380,200	379,777	0.1
Total shell eggs		1,704,010	1,841,354	(7.5)
Egg products		80,862	108,406	(25.4)
Total	$	1,784,872	$ 1,949,760	(8.5) %
Farm production costs (per dozen produced)				
Feed	$	0.550	$ 0.676	(18.6) %
Other	$	0.433	$ 0.396	9.3 %
Total	$	0.983	$ 1.072	(8.3) %
Outside egg purchases (average cost per dozen)	$	2.16	$ 3.02	(28.5) %
Dozens produced		1,018,835	1,058,540	(3.8) %
Percent produced to sold		88.8%	92.3%	(3.8) %

Farm Production

- Feed costs per dozen produced decreased 18.6% in fiscal 2024 compared to fiscal 2023, primarily due to lower feed ingredient prices. Basis levels for corn and soybean meal were lower in our areas of operation compared to our prior fiscal year.

- For fiscal 2024, the average daily CBOT market price was $4.76 per bushel for corn and $390 per ton of soybean meal, representing decreases of 27.6% and 13.4%, respectively, as compared to the average daily CBOT prices for fiscal 2023.

- Other farm production costs increased due to higher flock amortization and increased facility costs. Flock amortization increased primarily due to the increased capitalized value of our flocks. This is primarily due to the higher feeds costs in earlier periods incurred during the growing phase of the flocks.

-   Facility costs increased due primarily to increased contract labor in response to labor shortages as well as higher depreciation expense primarily due to the completion of several large construction projects during fiscal 2024.

Current indications for corn project an overall better stocks-to-use ratio implying potentially lower prices in the near term; however, as long as outside factors remain uncertain (including weather patterns and global supply chain disruptions), volatility could remain.

Processing, packaging, and warehouse

-   Processing, packaging, and warehouse costs decreased primarily due to a 3.5% reduction in the volume of processed dozens, partially offset by higher processing costs.

Egg purchases and other (including change in inventory)

-   Costs in this category remained relatively flat as the average cost per dozen of outside egg purchases decreased 28.5% compared to fiscal 2023, offset by an increase of 29.2% in dozens purchased due to the loss of production primarily caused by HPAI outbreaks at our facilities.

GROSS PROFIT

Gross profit, as a percentage of net sales, was 23.3% for fiscal 2024, compared to 38.0% for fiscal 2023. The decrease resulted primarily from lower selling prices for conventional eggs, partially offset by the lower feed ingredients prices.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative ("SGA") expenses include costs of delivery, marketing, and other general and administrative expenses. Delivery expense includes contract trucking expense and all costs to maintain and operate our fleet of trucks to deliver products to customers including the related payroll expenses. Marketing expense includes franchise fees that are submitted to Eggland's Best, Inc. to support the EB brand, brokerage and commission fees, and other general marketing expenses such as payroll expenses for our in-house sales team. Other general and administrative expenses include corporate payroll related expenses and other general corporate overhead costs. The following table presents an analysis of our SGA expenses (in thousands):

| | Fiscal Year Ended | | | |
	June 1, 2024	June 3, 2023	$ Change	% Change
Delivery expense	$ 72,742	$ 77,548	$ (4,806)	(6.2) %
Marketing expense	52,285	57,198	(4,913)	(8.6) %
Litigation loss contingency accrual	19,648	-	19,648	N.M. %
Other general and administrative expenses	107,950	97,461	10,489	10.8 %
Total	$ 252,625	$ 232,207	$ 20,418	8.8 %

N.M. - Not Meaningful

Delivery expense

-   The decreased delivery expense is primarily due to a decrease in contract trucking expense and fuel costs.

Marketing expense

-   The decrease in marketing expense is primarily due to a decrease in franchise fees.

Litigation loss contingency accrual

-   The litigation loss contingency accrual in fiscal 2024 is discussed in Note 16 – Commitments and Contingencies of Part II. Item 8. Notes to Consolidated Financial Statements in this Annual Report.

<u>Other general and administrative expenses</u>

- The increase in other general and administrative expenses is primarily due to an increase of $5.5 million in the fair value of the contingent consideration associated with the Fassio asset acquisition, and increased legal costs, partially offset by a decrease in accrued bonuses compared to the prior year.

GAIN ON INVOLUNTARY CONVERSIONS

For fiscal 2024 and 2023, we recorded a gain of $23.5 million and $3.3 million, respectively, due to recoveries under indemnity and insurance programs that exceeded the amortized book value of the covered assets and our direct costs.

OPERATING INCOME

As a result of the above, our operating income was $312.5 million for fiscal 2024, compared to $967.7 million for fiscal 2023.

OTHER INCOME (EXPENSE)

Total other income (expense) consists of items not directly charged to, or related to, operations such as interest income and expense, equity in income or loss of unconsolidated entities, and patronage dividends, among other items. Patronage dividends are paid to us from our membership in the EB cooperative.

The Company recorded interest income of $32.3 million in fiscal 2024, compared to $18.6 million in fiscal 2023, primarily due to significantly higher cash and cash equivalents and investment securities available-for-sale balances and yields. We recorded interest expense of $549 thousand and $583 thousand in fiscal 2024 and 2023, respectively, primarily related to commitment fees on our Credit Facility described below.

INCOME TAXES

For the fiscal year ended June 1, 2024, our pre-tax income was $360.0 million, compared to $998.6 million for fiscal 2023. Income tax expense of $83.7 million was recorded for fiscal 2024 with an effective tax rate of 23.2%. For fiscal 2023, income tax expense was $241.8 million with an effective tax rate of 24.2%.

Items causing our effective tax rate to differ from the federal statutory income tax rate of 21% are state income taxes, certain federal tax credits and certain items included in income or loss for financial reporting purposes that are not included in taxable income or loss for income tax purposes, including tax exempt interest income, certain nondeductible expenses, and net income or loss attributable to noncontrolling interest.

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST

Net loss attributable to noncontrolling interest was $1.6 million for fiscal 2024 compared to a $1.3 million net loss for fiscal 2023.

NET INCOME ATTRIBUTABLE TO CAL-MAINE FOODS, INC.

As a result of the above, net income attributable to Cal-Maine Foods, Inc. for fiscal 2024 was $277.9 million, or $5.70 per basic and $5.69 per diluted share, compared to $758.0 million, or $15.58 per basic and $15.52 per diluted share for fiscal 2023.

Fiscal Year Ended June 3, 2023 Compared to Fiscal Year Ended May 28, 2022

The discussion of our results of operations for the fiscal year ended June 3, 2023 compared to the fiscal year ended May 28, 2022 can be found in Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's fiscal 2023 Annual Report on Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

We aim to maintain a strong balance sheet and liquidity, particularly given the cyclical nature of our business. We believe a strong balance sheet supports our growth opportunities and stockholder returns. Our priorities for the use of cash in recent periods have included the payment of dividends pursuant to our variable dividend policy, inorganic growth through acquisitions of businesses, organic growth including construction and conversion of cage-free facilities and investment in value-added products, and maintenance capital expenditures.

Working Capital and Current Ratio

Our working capital at June 1, 2024 was $1.0 billion, compared to $942.2 million at June 3, 2023. The calculation of working capital is defined as current assets less current liabilities. Our current ratio was 5.5 at June 1, 2024 compared to 6.2 at June 3, 2023. The current ratio is calculated by dividing current assets by current liabilities. The decrease in our current ratio is primarily due to the increase in total current liabilities, which increased by $45.0 million to $227.7 million at June 1, 2024, due to increases in income tax payable and accrued expenses and other liabilities primarily resulting from the $19.6 million litigation loss contingency accrual recorded in fiscal 2024. Due to seasonal factors described in Part I. Item I. Business – Seasonality, we generally expect our need for working capital to be highest in the fourth and first fiscal quarters ending in May/June and August/September, respectively.

Cash Flows from Operating Activities

Net cash provided by operating activities was $451.4 million for fiscal 2024 compared with $863.0 million for fiscal 2023. The decrease in cash flow from operations resulted primarily from lower selling prices for conventional eggs, partially offset by the lower cost of feed ingredients.

Cash Flows from Investing Activities

For fiscal 2024, $412.6 million was used in investing activities, primarily due to the purchases of investment securities, the acquisition of the assets of Fassio Egg Farms, Inc., and purchases of property, plant and equipment compared to $375.1 million used in investing activities in the same period of fiscal 2023. Purchases of investment securities were 573.6 million in fiscal 2024 compared to 530.8 million in fiscal 2023. Sales and maturities of investment securities were $358.9 million in fiscal 2024, compared to $291.8 million for fiscal 2023. Purchases of property, plant and equipment were $147.1 million and $136.6 million in fiscal 2024 and 2023, respectively, primarily reflecting progress on our construction projects.

Cash Flows from Financing Activities

We paid dividends totaling $91.9 million and $252.3 million in fiscal 2024 and 2023, respectively.

As of June 1, 2024, cash decreased $54.9 million since June 3, 2023.

Acquisition of ISE America, Inc. Assets

Subsequent to our fiscal 2024 year-end, we acquired substantially all the assets of ISE America, Inc. and certain of its affiliates related to their commercial shell egg production and processing facilities. The purchase price was approximately $112 million and was funded with available cash on hand. For additional information, refer to Part II. Item 8. Notes to the Consolidated Financial Statements, Note 17 – Subsequent Events.

Credit Facility

We had no long-term debt outstanding at the end of fiscal 2024 and 2023. On November 15, 2021, we entered into an Amended and Restated Credit Agreement (as amended, the "Credit Agreement") with a five-year term. The Credit Agreement provides for a senior secured revolving credit facility (the "Credit Facility"), in an initial aggregate principal amount of up to $250 million. As of June 1, 2024, no amounts were borrowed under the Credit Facility. We have $4.7 million in outstanding standby letters of credit, which were issued under our Credit Facility for the benefit of certain insurance companies. Refer to Part II. Item 8. Notes to the Financial Statements, Note 10 – Credit Facility for further information regarding our long-term debt.

Material Cash Requirements

Material cash requirements for operating activities primarily consist of feed ingredients, processing, packaging and warehouse costs, employee related costs, and other general operating expenses, which we expect to be paid from our cash from operations and cash and investment securities on hand for at least the next 12 months. While volatile egg prices and feed ingredient costs, among other things, make long-term predictions difficult, we have substantial liquid assets and availability under our Credit Facility to fund future operating requirements.

Our material cash requirements for capital expenditures consist primarily of our projects to increase our cage-free production capacity. We continue to monitor the increasing demand for cage-free eggs and to engage with our customers in efforts to help them achieve their announced timelines for cage-free egg sales. The following table presents material construction projects approved as of June 1, 2024 (in thousands):

Project(s) Type	Projected Completion	Projected Cost	Spent as of June 1, 2024	Remaining Projected Cost
Cage-Free Layer & Pullet Houses	Fiscal 2025	86,837	81,757	5,080
Dexter, MO Renovations	Fiscal 2025	10,944	771	10,173
Feed Mill	Fiscal 2026	10,480	3,254	7,226
Solar Project	Fiscal 2026	5,789	475	5,314
Cage-Free Layer & Pullet Houses	Fiscal 2026	135,905	108,035	27,870
		$ 249,955	$ 194,292	$ 55,663

As of June 1, 2024, we had $102.2 million of purchase obligations outstanding, of which $84.6 million are due within one year. Purchase obligations primarily include contractual agreements to purchase feed ingredients and commitments to make capital expenditures. Timing of payments and actual amounts paid may be different depending on the timing of the receipt of goods or services or changes to agreed-upon amounts for some obligations.

We believe our current cash balances, investments, projected cash flows from operations, and available borrowings under our Credit Facility will be sufficient to fund our capital needs for at least the next 12 months and to fund our capital commitments currently in place thereafter.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

For information on changes in accounting principles and new accounting principles, see "*New Accounting Pronouncements and Policies*" in Part II. Item 8. Notes to Consolidated Financial Statements, Note 1 - Summary of Significant Accounting Policies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. Our critical accounting estimates are described below.

BUSINESS COMBINATIONS

The Company applies the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values at the date of acquisition. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill.

We typically use the income method approach for intangible assets acquired in a business combination. Significant judgment exists in valuing certain intangible assets and the most significant assumptions requiring judgment involve estimating the amount and timing of future cash flows, growth rates, discount rates selected to measure the risks inherent in the future cash flows and the asset's expected useful lives.

The fair values of identifiable assets and liabilities are generally determined internally and requires estimates and the use of various valuation techniques. When a market value is not readily available, our internal valuation methodology considers the remaining estimated life of the assets acquired and significant judgment is required as management determines the fair market value for those assets.

Due to inherent industry uncertainties including volatile egg prices and feed costs, unanticipated market changes, events, or circumstances may occur that could affect the estimates and assumptions used, which could result in subsequent impairments.

INVENTORIES

Inventories of eggs, feed, supplies and flocks are valued principally at the lower of cost (first-in, first-out method) or net realizable value. If market prices for eggs and feed grains move substantially lower, we record adjustments to write down the carrying values of eggs and feed inventories to fair market value. The cost associated with flock inventories, consisting principally of chick purchases or hatching costs, feed, labor, contractor payments and overhead costs, are accumulated during the hatching and growing periods of approximately 22 weeks. Capitalized flock costs are then amortized over the flock's productive life, generally one to two years. Judgment exists in determining the flock's productive life including factors such as laying rate and egg size, molt cycles, and customer demand. Furthermore, other factors such as hen type or weather conditions could affect the productive life. These factors could make our estimates of productive life differ from actual results. Flock mortality is charged to cost of sales as incurred. High mortality from disease or extreme temperatures will result in abnormal write-downs to flock inventories. Management continually monitors each flock and attempts to take appropriate actions to minimize the risk of mortality loss.

GOODWILL

As a result of acquiring businesses, the Company has $45.8 million of goodwill on June 1, 2024. Goodwill is evaluated for impairment annually by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform additional quantitative tests to determine the magnitude of any impairment.

The Company has determined that all of our locations share similar economic characteristics and support each other in the production of eggs and customer support. Therefore, we aggregate all our locations as a single reporting unit for testing goodwill for impairment. When the Company acquires a new location, we determine whether it should be integrated into our single reporting unit or treated as a separate reporting unit. Historically, we have concluded that acquired operations should be integrated into our single reporting unit due to the operational changes, redistribution of customers, and significant changes in management that occur when we acquire businesses, which result in the acquired operations sharing similar economic characteristics with the rest of our locations. Once goodwill associated with acquired operations becomes part of goodwill of our single reporting unit, it no longer represents the particular acquired operations that gave rise to the goodwill. We may conclude that a business acquired in the future should be treated as a separate reporting unit, in which case it would be tested separately for goodwill impairment.

At June 1, 2024, goodwill represented 2.1% of total assets and 2.5% of stockholders' equity.

Judgment exists in management's evaluation of the qualitative factors which include macroeconomic conditions, the current egg industry environment, cost inputs such as feed ingredients and overall financial performance. Furthermore, judgment exists in the evaluation of the threshold of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Uncertainty exists due to uncontrollable events that could occur that could negatively affect our operating conditions.

Goodwill is evaluated for impairment at least annually or more frequently if impairment indicators arise. During our annual impairment test which is the first day of the fourth quarter, we determined that goodwill passed the qualitative assessment and therefore no quantitative analysis of goodwill impairment was necessary in fiscal 2024.

REVENUE RECOGNITION

Revenue recognition is completed upon satisfaction of the performance obligation which generally occurs upon shipment or delivery to a customer based on terms of the sale.

Revenues are recognized in an amount that reflects the net consideration we expect to receive in exchange for delivery the products. The Company periodically offers sales incentives or other programs such as rebates, discounts, coupons, volume-based incentives, guaranteed sales and other programs. The Company records an estimated allowance for costs associated with these programs, which is recorded as a reduction in revenue at the time of sale using historical trends and projected redemption rates of each program. The Company regularly reviews these estimates and any difference between the estimated costs and actual realization of these programs would be recognized in the subsequent period.

As the estimates noted above are based on historical information, we do not believe that there will be a material change in the estimates and assumptions used to recognize revenue. However, if actual results varied significantly from our estimates it could expose us to material gains or losses.

LOSS CONTINGENCIES

The Company evaluates whether a loss contingency exists, and if the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the loss can be reasonably estimated, the estimated loss would be accrued in the Company's financial statements. The Company expenses the costs of litigation as they are incurred.

Except for the $19.6 million litigation loss contingency accrual in fiscal 2024, there were no loss contingency accruals for the past three fiscal years. Our evaluation of whether loss contingencies exist primarily relates to litigation matters. The outcome of litigation is uncertain due to, among other things, uncertainties regarding the facts will be established during the proceedings, uncertainties regarding how the law will be applied to the facts established, and uncertainties regarding the calculation of any potential damages or the costs of any potential injunctive relief. If the facts discovered or the Company's assumptions change, future accruals for loss contingencies may be required. Results of operations may be materially affected by losses or a loss contingency accrual resulting from adverse legal proceedings.

INCOME TAXES

We determine our effective tax rate by estimating our permanent differences resulting from differing treatment of items for tax and accounting purposes. Judgment and uncertainty exist with management's application of tax regulations and evaluation of the more-likely-than-not recognition and measurement thresholds. We are periodically audited by taxing authorities. An adverse tax settlement could have a negative impact on our effective tax rate and our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

COMMODITY PRICE RISK

Our primary exposure to market risk arises from changes in the prices of conventional eggs, which are subject to significant price fluctuations that are largely beyond our control. We are focused on growing our specialty shell egg business because the selling prices of specialty shell eggs are generally not as volatile as conventional shell egg prices. Our exposure to market risk also includes changes in the prices of corn and soybean meal, which are commodities subject to significant price fluctuations due to market conditions that are largely beyond our control. To ensure continued availability of feed ingredients, we may enter into contracts for future purchases of corn and soybean meal, and as part of these contracts, we may lock-in the basis portion of our grain purchases several months in advance and commit to purchase organic ingredients to help assure supply. Ordinarily, we do not enter long-term contracts beyond a year to purchase corn and soybean meal or hedge against increases in the price of corn and soybean meal. The following table outlines the impact of price changes for corn and soybean meal on feed costs per dozen as feed ingredient pricing varies:

| | | Change in price per bushel of corn | | | | | | |
		$ (0.84)	$ (0.56)	$ (0.28)	$ 0.00	$ 0.28	$ 0.56	$ 0.84
Change in price per ton soybean meal	$ (76.50)	0.49	0.50	0.51	0.52	0.53	0.54	0.55
	$ (51.00)	0.50	0.51	0.52	0.53	0.54	0.55	0.56
	$ (25.50)	0.51	0.52	0.53	0.54	0.55	0.56	0.57
	$ 0.00	0.52	0.53	0.54	0.55 [a]	0.56	0.57	0.58
	$ 25.50	0.53	0.54	0.55	0.56	0.57	0.58	0.59
	$ 51.00	0.54	0.55	0.56	0.57	0.58	0.59	0.60
	$ 76.50	0.55	0.56	0.57	0.58	0.59	0.60	0.61

(a) Based on 2024 actual costs, table flexes feed cost inputs to show $0.01 impacts to per dozen egg feed production costs.

INTEREST RATE RISK

We have a $250 million Credit Facility, borrowings under which would bear interest at variable rates. No amounts were outstanding under that facility during fiscal 2024 or fiscal 2023. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes.

FIXED INCOME SECURITIES RISK

At June 1, 2024, the effective maturity of our cash equivalents and investment securities available for sale was 8.5 months, and the composite credit rating of the holdings are A+ / A1 / A+ (S&P / Moody's / Fitch). Generally speaking, rising interest rates decrease the value of fixed income securities portfolios. As of June 1, 2024, the estimated fair value of our fixed income securities portfolio was approximately $574.5 million and reflected unrealized losses of approximately $1.2 million. For additional information see Note 1 – Summary of Significant Accounting Policies under the heading "Investment Securities Available-for-Sale" and Note 3 – Investment Securities Available-for-Sale in Part II. Item 8. Notes to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

Our financial instruments exposed to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to receivables are limited due to our large number of customers and their dispersion across geographic areas, except that at June 1, 2024 and June 3, 2023, 26.8% and 30.1%, respectively, of our net accounts receivable balance was due from Walmart Inc. (including Sam's Club). No other single customer or customer group represented 10% or greater of net accounts receivable at June 1, 2024 and June 3, 2023.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

<u>Report of Independent Registered Public Accounting Firm</u>

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Ridgeland, Mississippi

<u>Opinion on the Consolidated Financial Statements</u>

We have audited the accompanying consolidated balance sheets of Cal-Maine Foods, Inc. and Subsidiaries as of June 1, 2024 and June 3, 2023, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended June 1, 2024, and the related consolidated notes and schedule listed in the Index at Items 15(a)(1) and 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cal-Maine Foods, Inc. and Subsidiaries as of June 1, 2024 and June 3, 2023, and the results of their operations and their cash flows for each of the three years in the period ended June 1, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Cal-Maine Foods, Inc. and Subsidiaries' internal control over financial reporting as of June 1, 2024, based on the criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 23, 2024 expressed an unqualified opinion.

<u>Basis for Opinion</u>

These consolidated financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Cal-Maine Foods, Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

<u>Critical Audit Matter</u>

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Contingent Liabilities – Litigation and Claims – Refer to Note 16 in the Consolidated Financial Statements

Critical Audit Matter Description

Cal-Maine Foods, Inc. and Subsidiaries record liabilities for legal proceedings and claims in those instances where they can reasonably estimate the amount of the loss and when the liability is probable. Where the reasonable estimate of the probable loss is a range, Cal-Maine Foods, Inc. and Subsidiaries record the most likely estimate of the loss, or the low end of the range if there is no one best estimate. Cal-Maine Foods, Inc. and Subsidiaries either disclose the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. Cal-Maine Foods, Inc. and Subsidiaries disclose significant legal proceedings and claims even where liability is not probable or the amount of the liability is not estimable, or both, if Cal-Maine Foods, Inc. and Subsidiaries believe there is at least a reasonable possibility that a loss may be incurred.

We identified litigation and claims as a critical audit matter because of the challenges auditing management's judgments applied in determining the likelihood of loss related to the resolution of such claims. Specifically, auditing management's determination of whether any contingent loss arising from the related litigation and claims is probable, reasonably possible, or remote, and the related disclosures, is subjective and requires significant judgment due to the sensitivity of the issue.

How the Critical Audit Matter was addressed during the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls relating to the Cal-Maine Foods, Inc. and Subsidiaries' evaluation of the liability related to legal proceedings and claims, including controls over determining the likelihood of a loss and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures over the legal proceedings and claims. These procedures also included obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of Cal-Maine Foods, Inc. and Subsidiaries' assessment regarding whether an unfavorable outcome is reasonably possible or probable, and reasonably estimable, evaluating the sufficiency of Cal-Maine Foods, Inc. and Subsidiaries' disclosures related to legal proceedings and claims and evaluating the completeness and accuracy of Cal-Maine Foods, Inc. and Subsidiaries' legal contingencies.

/s/ Frost, PLLC

We have served as the Company's auditor since 2007.

Little Rock, Arkansas
July 23, 2024

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except for par value amounts)

		June 1, 2024		June 3, 2023
Assets				
Current assets:				
Cash and cash equivalents	$	237,878	$	292,824
Investment securities available-for-sale		574,499		355,090
Receivables:				
Trade receivables, net		138,550		110,980
Income tax receivable		10,459		66,966
Other		13,433		9,267
Total receivables, net		162,442		187,213
Inventories, net		261,782		284,418
Prepaid expenses and other current assets		5,238		5,380
Total current assets		1,241,839		1,124,925
Property, plant & equipment, net		857,234		744,540
Investments in unconsolidated entities		11,195		14,449
Goodwill		45,776		44,006
Intangible assets, net		15,996		15,897
Other long-term assets		12,721		10,708
Total assets	$	2,184,761	$	1,954,525
Liabilities and stockholders' equity				
Current liabilities:				
Trade accounts payable	$	75,862	$	82,590
Dividends payable		37,760		37,130
Accrued wages and benefits		32,971		38,733
Income tax payable		43,348		8,288
Accrued expenses and other liabilities		37,802		15,990
Total current liabilities		227,743		182,731
Other noncurrent liabilities		17,109		9,999
Deferred income taxes		142,866		152,212
Total liabilities		387,718		344,942
Commitments and contingencies - see Note 16				
Stockholders' equity:				
Common stock ($0.01 par value):				
Common stock – authorized 120,000 shares, issued 70,261 shares		703		703
Class A convertible common stock – authorized and issued 4,800 shares		48		48
Paid-in capital		76,371		72,112
Retained earnings		1,756,395		1,571,112
Accumulated other comprehensive loss, net of tax		(1,773)		(2,886)
Common stock in treasury, at cost – 26,022 and 26,077 shares in 2024 and 2023, respectively		(31,597)		(30,008)
Total Cal-Maine Foods, Inc. stockholders' equity		1,800,147		1,611,081
Noncontrolling interest in consolidated equity		(3,104)		(1,498)
Total stockholders' equity		1,797,043		1,609,583
Total liabilities and stockholders' equity	$	2,184,761	$	1,954,525

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share amounts)

| | Fiscal years ended | | |
| | June 1, 2024 | June 3, 2023 | May 28, 2022 |
	52 weeks	53 weeks	52 weeks
Net sales	$ 2,326,443	$ 3,146,217	$ 1,777,159
Cost of sales	1,784,872	1,949,760	1,440,100
Gross profit	541,571	1,196,457	337,059
Selling, general and administrative	252,625	232,207	198,631
Gain on involuntary conversions	(23,532)	(3,345)	(5,492)
(Gain) loss on disposal of fixed assets	26	(131)	383
Operating income	312,452	967,726	143,537
Other income (expense):			
Interest expense	(549)	(583)	(403)
Interest income	32,275	18,553	988
Patronage dividends	11,331	10,239	10,130
Equity in income of unconsolidated entities	1,420	746	1,943
Other, net	3,042	1,869	9,820
Total other income	47,519	30,824	22,478
Income before income taxes	359,971	998,550	166,015
Income tax expense	83,689	241,818	33,574
Net income	276,282	756,732	132,441
Less: Net loss attributable to noncontrolling interest	(1,606)	(1,292)	(209)
Net income attributable to Cal-Maine Foods, Inc.	$ 277,888	$ 758,024	$ 132,650
Net income per share attributable to Cal-Maine Foods, Inc.:			
Basic	$ 5.70	$ 15.58	$ 2.73
Diluted	$ 5.69	$ 15.52	$ 2.72
Weighted average shares outstanding:			
Basic	48,717	48,648	48,581
Diluted	48,873	48,834	48,734

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

	Fiscal years ended		
	June 1, 2024	June 3, 2023	May 28, 2022
Net income	$ 276,282	$ 756,732	$ 132,441
Other comprehensive income (loss), before tax:			
Unrealized holding gain (loss) available-for-sale securities, net of reclassification adjustments	1,271	(1,714)	(1,398)
(Increase) decrease in accumulated post-retirement benefits obligation, net of reclassification adjustments	167	(27)	(9)
Other comprehensive income (loss), before tax	1,438	(1,741)	(1,407)
Income tax expense (benefit) related to items of other comprehensive income (loss)	325	(451)	(369)
Other comprehensive income (loss), net of tax	1,113	(1,290)	(1,038)
Comprehensive income	277,395	755,442	131,403
Less: comprehensive loss attributable to the noncontrolling interest	(1,606)	(1,292)	(209)
Comprehensive income attributable to Cal-Maine Foods, Inc.	$ 279,001	$ 756,734	$ 131,612

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Class A Shares	Class A Amount	Treasury Shares	Treasury Amount	Paid In Capital	Retained Earnings	Accum. Other Comp. Income (loss)	Noncontrolling Interest	Total
	Shares	Amount									
Balance at May 29, 2021	70,261	$ 703	4,800	$ 48	26,202	$ (27,433)	$ 64,044	$ 975,977	$ (558)	$ —	1,012,781
Stock compensation plan transactions	—	—	—	—	(81)	(1,014)	3,945	—	—	—	2,931
Dividends ($0.874 per share)											
Common	—	—	—	—	—	—	—	(38,578)	—	—	(38,578)
Class A common	—	—	—	—	—	—	—	(4,195)	—	—	(4,195)
Contributions	—	—	—	—	—	—	—	—	—	3	3
Net income (loss)	—	—	—	—	—	—	—	132,650	—	(209)	132,441
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(1,038)	—	(1,038)
Balance at May 28, 2022	70,261	703	4,800	48	26,121	(28,447)	67,989	1,065,854	(1,596)	(206)	1,104,345
Stock compensation plan transactions	—	—	—	—	(44)	(1,561)	4,123	—	—	—	2,562
Dividends ($5.161 per share)											
Common	—	—	—	—	—	—	—	(227,993)	—	—	(227,993)
Class A common	—	—	—	—	—	—	—	(24,773)	—	—	(24,773)
Net income (loss)	—	—	—	—	—	—	—	758,024	—	(1,292)	756,732
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(1,290)	—	(1,290)
Balance at June 3, 2023	70,261	703	4,800	48	26,077	(30,008)	72,112	1,571,112	(2,886)	(1,498)	1,609,583
Stock compensation plan transactions	—	—	—	—	(55)	(1,589)	4,259	—	—	—	2,670
Dividends ($1.889 per share)											
Common	—	—	—	—	—	—	—	(83,565)	—	—	(83,565)
Class A common	—	—	—	—	—	—	—	(9,040)	—	—	(9,040)
Net income (loss)	—	—	—	—	—	—	—	277,888	—	(1,606)	276,282
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	1,113	—	1,113
Balance at June 1, 2024	70,261	$ 703	4,800	$ 48	26,022	$ (31,597)	$ 76,371	$ 1,756,395	$ (1,773)	$ (3,104)	$ 1,797,043

See Notes to Consolidated Financial Statements.

43

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal year ended		
	June 1, 2024	June 3, 2023	May 28, 2022
Cash flows from operating activities:			
Net income	$ 276,282	$ 756,732	$ 132,441
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	80,241	72,234	68,395
Deferred income taxes	(9,672)	24,467	5,676
Stock compensation expense, net of amounts paid	4,358	4,205	4,063
Loss on change in fair value contingent consideration	5,500	—	—
Other operating activities, net	(6,908)	(1,491)	(9,099)
Change in operating assets and liabilities, net of effects from acquisitions:			
Increase (decrease) in trade receivables	(27,570)	58,129	(88,063)
Increase (decrease) in inventories	28,800	(21,102)	(36,152)
Increase (decrease) in income taxes payable/receivable	91,567	(42,218)	26,056
Increase in accounts payable and current accrued expenses	9,353	14,944	29,993
Decrease in other operating assets and liabilities	(553)	(2,890)	(7,101)
Net cash provided by operating activities	451,398	863,010	126,209
Cash flows from investing activities:			
Purchases of investments	(573,565)	(530,781)	(98,243)
Sales of investments	358,932	291,832	92,703
Acquisition of business, net of cash acquired	(53,746)	—	(44,823)
Investment in unconsolidated entities	(363)	(1,673)	(3,000)
Distributions from unconsolidated entities	3,000	1,500	400
Purchases of property, plant and equipment	(147,116)	(136,569)	(72,399)
Net proceeds from insurance settlement - property, plant and equipment	—	—	7,655
Net proceeds from disposal of property, plant and equipment	272	580	686
Net cash used in investing activities	(412,586)	(375,111)	(117,021)
Cash flows from financing activities:			
Principal payments on finance lease	(214)	(224)	(215)
Purchase of common stock by treasury	(1,688)	(1,643)	(1,127)
Payments of dividends	(91,856)	(252,292)	(6,117)
Contributions	—	—	3
Net cash used in financing activities	(93,758)	(254,159)	(7,456)
Increase (decrease) in cash and cash equivalents	(54,946)	233,740	1,732
Cash and cash equivalents at beginning of year	292,824	59,084	57,352
Cash and cash equivalents at end of year	$ 237,878	$ 292,824	$ 59,084
Supplemental information:			
Income taxes paid	$ 35,101	$ 258,247	$ 1,747

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Cal-Maine Foods, Inc. ("we," "us," "our," or the "Company") is primarily engaged in the production, grading, packaging, marketing and distribution of fresh shell eggs, including conventional, cage-free, organic, brown, free-range, pasture-raised and nutritionally-enhanced eggs. The Company, which is headquartered in Ridgeland, Mississippi, is the largest producer and distributor of fresh shell eggs in the United States and sells most of its shell eggs throughout the majority of the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly-owned subsidiaries and of majority-owned subsidiaries over which we exercise control. All significant intercompany transactions and accounts have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year-end is on the Saturday closest to May 31. The fiscal years ending on June 1, 2024 and May 28, 2022 included 52 weeks and the fiscal year ended June 3, 2023 included 53 weeks.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. We maintain bank accounts that are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company routinely maintains cash balances with certain financial institutions in excess of federally insured amounts. The Company has not experienced any loss in such accounts. The Company manages this risk through maintaining cash deposits and other highly liquid investments in high quality financial institutions.

We primarily utilize a cash management system with a series of separate accounts consisting of lockbox accounts for receiving cash, concentration accounts to which funds are moved, and zero-balance disbursement accounts for funding accounts payable. Checks issued, but not presented to the banks for payment, may result in negative book cash balances, which are included in accounts payable.

Investment Securities Available-for-Sale

The Company has determined that its debt securities are available-for-sale investments. We classify these securities as current because the amounts invested are available for current operations. Available-for-sale securities are carried at fair value, based on quoted market prices as of the balance sheet date, with unrealized gains and losses recorded in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and is recorded in interest income. The Company regularly evaluates changes to the rating of its debt securities by credit agencies and economic conditions to assess and record any expected credit losses through allowance for credit losses, limited to the amount that fair value was less than the amortized cost basis.

The cost basis for realized gains and losses on available-for-sale securities is determined by the specific identification method. Gains and losses are recognized in other income (expenses) as Other, net in the Company's Consolidated Statements of Income. Interest and dividends on securities classified as available-for-sale are recorded in interest income.

Trade Receivables

Trade receivables are stated at their carrying values, which include a reserve for credit losses. At June 1, 2024 and June 3, 2023, reserves for credit losses were $490 thousand and $579 thousand, respectively. The Company extends credit to customers based on an evaluation of each customer's financial condition and credit history. Collateral is generally not required. The Company minimizes exposure to counter party credit risk through credit analysis and approvals, credit limits, and monitoring procedures. In determining our reserve for credit losses, receivables are assigned an expected loss based on historical loss information adjusted as needed for economic and other forward-looking factors. At June 1, 2024 and June 3, 2023, one customer accounted for approximately 26.8% and 30.1% of the Company's trade accounts receivable, respectively.

Inventories

Inventories of eggs, feed, supplies and flocks are valued principally at the lower of cost (first-in, first-out method) or net realizable value.

The cost associated with flocks, consisting principally of chicks, feed, labor, contractor payments and overhead costs, are accumulated during a growing period of approximately 22 weeks. Flock costs are amortized to cost of sales over the productive lives of the flocks, generally one to two years. As the amortization period of the flocks is relatively short, disclosure of the gross cost and accumulated amortization is omitted. Flock mortality is charged to cost of sales as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 25 years for buildings and improvements and 3 to 12 years for machinery and equipment. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property, plant, and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Investments in Unconsolidated Entities

The equity method of accounting is used when the Company can exert significant influence over an entity, but does not control its financial and operating decisions. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities. Equity investments without readily determinable fair values, when the Company does not have the ability to exercise significant influence over the investee, are recorded at cost, less impairment, plus or minus observable price changes.

Membership in cooperatives are recorded at cost, plus or minus any allocated equities and retains.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is evaluated for impairment at least annually or more frequently if impairment indicators arise by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform additional quantitative tests to determine the magnitude of any impairment.

Intangible Assets

Intangible assets are initially recorded at fair value in business acquisitions, which include franchise rights, customer relationships, non-compete agreements, trademarks and right of use intangibles. They are amortized over their estimated useful lives of 5 to 15 years. The gross cost and accumulated amortization of intangible assets are removed when the recorded amounts are fully amortized and the asset is no longer in use or the contract has expired. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Indefinite life assets are recorded at fair value in business acquisitions and represent water rights. They are not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise.

Accrued Self Insurance

We use a combination of insurance and self-insurance mechanisms to provide coverage for the potential liabilities for health and welfare, workers' compensation, auto liability and general liability risks. Liabilities associated with our risks retained are estimated, in part, by considering claims experience, demographic factors, severity factors and other actuarial assumptions.

Dividend Payable

We accrue dividends at the end of each quarter according to the Company's dividend policy adopted by its Board of Directors. The Company pays a dividend to shareholders of its Common Stock and Class A Common Stock on a quarterly basis for each quarter for which the Company reports net income attributable to Cal-Maine Foods, Inc. computed in accordance with GAAP in an amount equal to one-third (1/3) of such quarterly income. Dividends are paid to shareholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company pays dividends to shareholders of record on the 65th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income attributable to Cal-Maine Foods, Inc., the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the most recent quarter for which a dividend was paid. The dividend policy is subject to periodic review by the Board of Directors.

Treasury Stock

Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The grant of restricted stock through the Company's share-based compensation plans is funded through the issuance of treasury stock. Gains and losses on the subsequent reissuance of shares in accordance with the Company's share-based compensation plans are credited or charged to paid-in capital in excess of par value using the average-cost method.

Revenue Recognition

The Company recognizes revenue through sale of its products to customers through retail, foodservice and other distribution channels. The majority of the Company's revenue is derived from agreements or contracts with customers based upon the customer ordering its products with a single performance obligation of delivering the product. The Company believes the performance obligation is met upon delivery and acceptance of the product by our customers, which generally occurs upon shipment or delivery to a customer based on terms of the sale. Costs paid to third party brokers to obtain agreements are expensed as the Company's agreements are generally less than one year.

Revenues are recognized in an amount that reflects the net consideration we expect to receive in exchange for delivery of the products. The Company periodically offers sales incentives or other programs such as rebates, discounts, coupons, volume-based incentives, guaranteed sales and other programs. The Company records an estimated allowance for costs associated with these programs, which is recorded as a reduction in revenue at the time of sale using historical trends and projected redemption rates of each program. The Company regularly reviews these estimates and any difference between the estimated costs and actual realization of these programs would be recognized the subsequent period.

Shipping and Distribution

Costs to deliver product to customers are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income and totaled $72.7 million, $77.5 million, and $62.7 million in fiscal years 2024, 2023, and 2022, respectively.

Income Taxes

Income taxes are accounted for using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. The Company initially and subsequently measures the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company records interest and penalties on uncertain tax positions as a component of income tax expense. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's consolidated financial statements.

Stock Based Compensation

The Company recognizes all share-based payments to employees and directors, including grants of employee stock options, restricted stock and performance-based shares, in the Consolidated Statements of Income based on their fair values. The benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow. See Note 14 – Stock Compensation Plans for more information.

Business Combinations

The Company applies the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values at the date of acquisition. We determine the fair values of identifiable assets and liabilities internally, which requires estimates and the use of various valuation techniques. When a market value is not readily available, our internal valuation methodology considers the remaining estimated life of the assets acquired and what management believes is the market value for those assets.

We typically use the income method approach for intangible assets acquired in a business combination. Significant estimates in valuing certain intangible assets include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill.

Gain on Involuntary Conversions

The Company maintains insurance for both property damage and business interruption relating to catastrophic events, such as fires, hurricanes, tornadoes and other acts of God, and is eligible to participate in U.S. Department of Agriculture ("USDA") indemnity and compensation programs for certain losses due to disease outbreaks such as highly pathogenic avian influenza ("HPAI"). Specifically, the Animal Health Protection Act authorizes the USDA to provide indemnity payments to producers for birds and eggs that must be destroyed during a disease response. Payments received under these programs are based on the fair market value of the poultry and/or eggs at the time that HPAI virus is detected in the flock. Other covered costs include feed, depopulation and disposal costs, and virus elimination costs. The USDA does not provide indemnity for income or production losses suffered due to downtime or other business disruptions nor for indirect continuing expenses. Recoveries received for property damage, business interruption and disease outbreaks in excess of the net book value of damaged assets, including poultry, clean-up and demolition costs, and other direct post-event costs are recorded within "Gain on involuntary conversions" in the period received or committed when all contingencies associated with the recoveries are resolved.

Loss Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

The Company expenses the costs of litigation as they are incurred.

New Accounting Pronouncements and Policies

No new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on our Consolidated Financial Statements.

Note 2 – Acquisition

On October 4, 2023, the Company announced the acquisition of the assets of Fassio Egg Farms, Inc. ("Fassio"), related to its commercial shell egg production and processing business. Fassio owned and operated commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 1.2 million laying hens, primarily cage-free, a feed mill, pullets, a fertilizer production and composting operation and land located in Erda, Utah, outside Salt Lake City. The Company accounted for the acquisition as a business combination.

The following table summarizes the consideration paid for the Fassio assets and the amounts of assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Cash consideration paid	$	53,746
Fair value of contingent consideration		1,000
Total estimated purchase consideration		54,746
Recognized amounts of identifiable assets acquired and liabilities assumed		
Inventory	$	6,164
Property, plant and equipment		44,540
Intangible assets		2,272
Other long-term assets		143
Liabilities assumed		(143)
Total identifiable net assets		52,976
Goodwill		1,770
	$	54,746

Inventory consisted primarily of flock, feed ingredients, packaging, and egg inventory. Flock inventory was valued at carrying value as management believes that its carrying value best approximates its fair value. Feed ingredients, packaging and egg inventory were all valued based on market prices as of September 30, 2023.

Property, plant and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence.

Intangible assets consisted primarily of water rights within the property acquired. Water rights were valued using the sales comparison approach.

Contingent consideration liability was recorded and represents potential future cash payment to the sellers contingent on the acquired business meeting certain return on profitability milestones over a three-year period, commencing on the date of the acquisition. The fair value of the contingent consideration is estimated using a discounted cash flow model. Key assumptions and unobservable inputs that require significant judgement used in the estimate include weighted average cost of capital, egg prices, projected revenue and expenses over the period for which the contingent consideration is measured, and the probability assessments with respect to the likelihood of achieving the forecasted projections. A range of potential outcomes cannot be reasonably estimated due to market volatility of egg prices.

Goodwill represents the excess of the purchase price of the acquired business over the acquisition date fair value of the net assets acquired. Goodwill recorded in connection with the Fassio acquisition is primarily attributable to improved efficiencies from integrating the assets of Fassio with the operations of the Company. The Company recognized goodwill of $1.8 million as a result of the acquisition.

Note 3 - Investment Securities Available-for-Sale

The following presents the Company's investment securities available-for-sale as of June 1, 2024 and June 3, 2023 (in thousands):

June 1, 2024	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value	
Municipal bonds	$	4,100	$	—	$	41	$	4,059
Commercial paper		137,856		—		121		137,735
Corporate bonds		233,289		—		697		232,592
Certificates of deposits		3,505		—		14		3,491
US government and agency obligations		154,520		—		251		154,269
Asset backed securities		3,154		—		30		3,124
Treasury bills		39,239		—		10		39,229
Total current investment securities	$	575,663	$	—	$	1,164	$	574,499

June 3, 2023	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value	
Municipal bonds	$	16,571	$	—	$	275	$	16,296
Commercial paper		56,486		—		77		56,409
Corporate bonds		139,979		—		1,402		138,577
Certificates of deposits		675		—		—		675
US government and agency obligations		101,240		—		471		100,769
Asset backed securities		13,459		—		151		13,308
Treasury bills		29,069		—		13		29,056
Total current investment securities	$	357,479	$	—	$	2,389	$	355,090

Proceeds from the sales and maturities of available-for-sale securities were $358.9 million, $291.8 million, and $92.7 million during fiscal 2024, 2023, and 2022, respectively. Gross realized gains for fiscal 2024, 2023, and 2022 were $199 thousand, $51 thousand, and $181 thousand, respectively. Gross realized losses for fiscal 2024, 2023, and 2022 were $8 thousand, $87 thousand, and $76 thousand, respectively. There was no allowance for credit losses at June 1, 2024 and June 3, 2023.

Actual maturities may differ from contractual maturities as some borrowers have the right to call or prepay obligations with or without penalties. Contractual maturities of investment securities at June 1, 2024 are as follows (in thousands):

	Estimated Fair Value	
Within one year	$	397,917
1-5 years		176,582
Total	$	574,499

Note 4 - Fair Value Measures

The Company is required to categorize both financial and nonfinancial assets and liabilities based on the following fair value hierarchy. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable, and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.

- *Level 1* - Quoted prices in active markets for identical assets or liabilities

- *Level 2* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including:
  - Quoted prices for similar assets or liabilities in active markets
  - Quoted prices for identical or similar assets in non-active markets

- Inputs other than quoted prices that are observable for the asset or liability
- Inputs derived principally from or corroborated by other observable market data

- *Level 3* - Unobservable inputs for the asset or liability supported by little or no market activity and are significant to the fair value of the assets or liabilities

The disclosure of fair value of certain financial assets and liabilities recorded at cost are as follows:

Cash and cash equivalents, accounts receivable, and accounts payable: The carrying amount approximates fair value due to the short maturity of these instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value on a recurring basis as of June 1, 2024 and June 3, 2023 (in thousands):

June 1, 2024	Level 1		Level 2		Level 3		Balance
Investment securities available-for-sale							
Municipal bonds	$ —	$	4,059	$	—	$	4,059
Commercial paper	—		137,735		—		137,735
Corporate bonds	—		232,592		—		232,592
Certificates of deposits	—		3,491		—		3,491
US government and agency obligations	—		154,269		—		154,269
Asset backed securities	—		3,124		—		3,124
Treasury bills	—		39,229		—		39,229
Total investment securities available-for-sale measured at fair value	$ —	$	574,499	$	—	$	574,499
Liabilities							
Contingent consideration	—		—		6,500		6,500
Total liabilities measured at fair value	$ —	$	—	$	6,500	$	6,500

June 3, 2023	Level 1		Level 2		Level 3		Balance
Investment securities available-for-sale							
Municipal bonds	$ —	$	16,296	$	—	$	16,296
Commercial paper	—		56,409		—		56,409
Corporate bonds	—		138,577		—		138,577
Certificates of deposits	—		675		—		675
US government and agency obligations	—		100,769		—		100,769
Asset backed securities	—		13,308		—		13,308
Treasury bills	—		29,056		—		29,056
Total investment securities available-for-sale measured at fair value	$ —	$	355,090	$	—	$	355,090

Investment securities – available-for-sale are all classified as Level 2 and consist of securities with maturities of three months or longer when purchased. Observable inputs for these securities are yields, credit risks, default rates, and volatility.

Contingent consideration classified as Level 3 consists of the potential obligation to pay an earnout to the sellers of Fassio contingent on the acquired business meeting certain return on profitability milestones over a three-year period, commencing on the date of the acquisition. The fair value of the contingent consideration is estimated using a discounted cash flow model. Key assumptions and unobservable inputs that require significant judgement used in the estimate include weighted average cost of capital, egg prices, projected revenue and expenses over the period for which the contingent consideration is measured, and the probability assessments with respect to the likelihood of achieving the forecasted projections. See further discussion in Note 2 - Acquisition.

The following table shows the beginning and ending balances in fair value of the contingent consideration:

	Fassio Contingent Consideration
Balance, June 4, 2023	—
Acquisition of Fassio	$ 1,000
Fair value adjustments	5,500
Balance, June 1, 2024	$ 6,500

Adjustments to the fair value of contingent consideration are recorded within selling, general and administrative expenses in the consolidated statements of income.

Note 5 - Inventories

Inventories consisted of the following (in thousands):

	June 1, 2024	June 3, 2023
Flocks, net of amortization	$ 149,985	$ 164,540
Eggs and egg products	25,217	28,318
Feed and supplies	86,580	91,560
	$ 261,782	$ 284,418

We grow and maintain flocks of layers (mature female chickens), pullets (female chickens under 18 weeks of age), and breeders (male and female chickens used to produce fertile eggs to hatch for egg production flocks). Our total flock at June 1, 2024 and June 3, 2023, consisted of approximately 11.8 million and 10.8 million pullets and breeders and 39.9 million and 41.2 million layers, respectively.

The Company expensed amortization and mortality associated with the flocks to cost of sales as follows (in thousands):

	June 1, 2024	June 3, 2023	May 28, 2022
Amortization	$ 198,298	$ 186,973	$ 160,107
Mortality	10,640	10,455	8,011
Total flock costs charged to cost of sales	$ 208,938	$ 197,428	$ 168,118

Note 6 - Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	June 1, 2024	June 3, 2023
Land and improvements	$ 131,051	$ 117,279
Buildings and improvements	627,121	552,669
Machinery and equipment	782,736	715,205
Construction-in-progress	121,266	98,605
	1,662,174	1,483,758
Less: accumulated depreciation	804,940	739,218
	$ 857,234	$ 744,540

Depreciation expense was $77.2 million, $69.4 million and $65.8 million in the fiscal years ended June 1, 2024, June 3, 2023, and May 28, 2022, respectively.

Note 7 - Investment in Unconsolidated Entities

As of June 1, 2024 and June 3, 2023, the Company owned 50% in Specialty Eggs, LLC ("Specialty Eggs") and Southwest Specialty Eggs, LLC ("Southwest Specialty Eggs"), which are accounted for using the equity method of accounting. Specialty

Eggs owns the Egg-Land's Best franchise for most of Georgia and South Carolina, as well as a portion of western North Carolina and eastern Alabama. Southwest Specialty Eggs owns the Egg-Land's Best franchise for Arizona, southern California and Clark County, Nevada (including Las Vegas).

Equity method investments are included in "Investments in unconsolidated entities" in the accompanying Consolidated Balance Sheets and totaled $8.2 million and $9.7 million at June 1, 2024 and June 3, 2023, respectively.

Equity in income of unconsolidated entities of $1.4 million, $746 thousand, and $1.9 million from these entities has been included in the Consolidated Statements of Income for fiscal 2024, 2023, and 2022, respectively.

The consolidated financial information for the Company's unconsolidated joint ventures was as follows (in thousands):

| | For the fiscal year ended | | |
	June 1, 2024	June 3, 2023	May 28, 2022
Net sales	$ 159,698	$ 222,602	$ 145,281
Net income	2,840	1,492	3,942
Total assets	31,578	27,784	42,971
Total liabilities	15,468	9,854	21,892
Total equity	16,110	17,930	21,079

The following relates to the Company's transactions with these unconsolidated affiliates (in thousands):

| | For the fiscal year ended | | |
	June 1, 2024	June 3, 2023	May 28, 2022
Sales to unconsolidated entities	$ 100,553	$ 136,351	$ 94,311
Purchases from unconsolidated entities	63,916	75,024	60,016
Distributions from unconsolidated entities	3,000	1,500	400

	June 1, 2024	June 3, 2023
Accounts receivable from unconsolidated entities	$ 8,490	$ 4,719
Accounts payable to unconsolidated entities	1,233	3,187

Note 8 - Goodwill and Other Intangible Assets

Goodwill and other intangibles consisted of the following (in thousands):

| | Goodwill | Other Intangibles | | | | | | Total intangibles |
		Franchise rights	Customer relationships	Non-compete agreements	Right of Use	Water rights	Trademark	
Balance May 28, 2022	$ 44,006	$ 15,071	$ 1,326	$ 860	$ 18	$ 720	$ 136	$ 62,137
Amortization	—	(1,657)	(356)	(152)	(18)	—	(51)	(2,234)
Balance June 3, 2023	44,006	13,414	970	708	—	720	85	59,903
Additions	1,770	—	—	50	—	2,222	—	4,042
Amortization	—	(1,627)	(362)	(134)	—	—	(50)	(2,173)
Balance June 1, 2024	$ 45,776	$ 11,787	$ 608	$ 624	$ —	$ 2,942	$ 35	$ 61,772

For the Other Intangibles listed above, the gross carrying amounts and accumulated amortization are as follows (in thousands):

| | June 1, 2024 | | June 3, 2023 | |
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Other intangible assets:				
Franchise rights	$ 29,284	$ (17,497)	$ 29,284	$ (15,870)
Customer relationships	2,900	(2,292)	9,644	(8,674)
Non-compete agreements	1,500	(876)	1,450	(742)
Water rights *	2,942	—	720	—
Trademark	400	(365)	400	(315)
Total	$ 37,026	$ (21,030)	$ 41,498	$ (25,601)

* Water rights are an indefinite life intangible asset.

No significant residual value is estimated for these intangible assets. Aggregate amortization expense for fiscal years 2024, 2023, and 2022 totaled $2.2 million.

The following table presents the total estimated amortization of intangible assets for the five succeeding years (in thousands):

For fiscal year	Estimated amortization expense
2025	$ 2,040
2026	1,836
2027	1,833
2028	1,763
2029	1,701
Thereafter	3,881
Total	$ 13,054

Note 9 - Employee Benefit Plans

The Company maintains a medical plan that is qualified under Section 401(a) of the Internal Revenue Code and is not subject to tax under present income tax laws. The plan is funded by contributions from the Company and its employees. Under its plan, the Company self-insures its portion of medical claims for substantially all full-time employees. The Company uses stop-loss insurance to limit its portion of medical claims to $275,000 per occurrence. The Company's expenses including accruals for incurred but not reported claims were approximately $23.0 million, $21.9 million, and $24.6 million in fiscal years 2024, 2023, and 2022, respectively. The liability recorded for incurred but not reported claims was $2.8 million and $2.9 million as of June 1, 2024 and June 3, 2023, respectively and are classified within "Accrued expenses and other liabilities" in the Company's Consolidated Balance Sheets.

The Company has a KSOP plan that covers substantially all employees (the "Plan"). The Company makes contributions to the Plan at a rate of 3% of participants' eligible compensation, plus an additional amount determined at the discretion of the Board of Directors. Contributions can be made in cash or the Company's Common Stock, and vest immediately. The Company's cash contributions to the Plan were $4.3 million, $4.3 million, and $3.9 million in fiscal years 2024, 2023 and 2022, respectively. The Company did not make direct contributions of the Company's Common Stock in fiscal years 2024, 2023, or 2022. Dividends on the Company's Common Stock are paid to the Plan in cash. The Plan acquires the Company's Common Stock, which is listed on the Nasdaq Global Select Market, by using the dividends and the Company's cash contributions to purchase shares in the public markets. The Plan sells Common Stock on the Nasdaq to pay benefits to Plan participants. Participants may make contributions to the Plan up to the maximum allowed by Internal Revenue Service regulations. The Company does not match participant contributions.

Deferred Compensation Plans

The Company has deferred compensation agreements with certain officers for payments to be made over specified periods beginning when the officers reach age 65 or over as specified in the agreements. Amounts accrued for the agreements are based upon deferred compensation earned over the estimated remaining service period of each officer. Payments made under these agreements were $100 thousand, $170 thousand, and $170 thousand in fiscal years 2024, 2023 and 2022. The liability recorded related to these agreements was $844 thousand and $1.0 million at June 1, 2024 and June 3, 2023, respectively and are classified within "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets.

The Company sponsors an unfunded, non-qualified deferred compensation plan, which was amended and restated effective December 1, 2021 (the "Amended DC Plan") to expand eligibility for participation from named officers only to a select group of management or highly compensated employees of the Company, expand the investment options available and add the ability of participants to make elective deferrals. Participants may be awarded long-term incentive contributions ("Awards") under the Amended DC Plan. Awards vest on December 31st of the fifth year after such contribution is credited to the Amended DC Plan or, if earlier, the participant's attainment of age 60 with 5 years of service. Awards issued under the Amended DC Plan were $380 thousand, $388 thousand, and $340 thousand in fiscal 2024, 2023, and 2022, respectively. Payments made under the Amended DC Plan were $29 thousand, $410 thousand and $480 thousand in fiscal 2024, 2023 and 2022, respectively. The liability recorded for the Amended DC Plan was $5.1 million, $4.6 million and $4.5 million at June 1, 2024, June 3, 2023 and 2022, respectively and is classified within "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets.

Deferred compensation expense for both plans totaled $614 thousand, $346 thousand and $258 thousand in fiscal 2024, 2023, and 2022, respectively.

Other Postretirement Employee Benefits

The Company maintains an unfunded postretirement medical plan to provide limited health benefits to certain qualified retired employees and officers. Retired non-officers and spouses are eligible for coverage until attainment of Medicare eligibility, at which time coverage ceases. Retired officers and spouses are eligible for lifetime benefits under the plan. Officers, who retired prior to May 1, 2012 and their spouses must participate in Medicare Plans A and B. Officers, who retire on or after May 1, 2012 and their spouses must participate in Medicare Plans A, B, and D.

The plan is accounted for in accordance with ASC 715, Compensation – Retirement Benefits ("ASC 715"), whereby an employer recognizes the funded status of a defined benefit postretirement plan as an asset or liability, and recognizes changes in the funded status in the year the change occurs through comprehensive income. Additionally, this expense is recognized on an accrual basis over the employees' approximate period of employment. The liability associated with the plan was $2.6 million and $2.7 million at June 1, 2024 and June 3, 2023, respectively. The remaining disclosures associated with ASC 715 are immaterial to the Company's financial statements.

Effective March 1, 2023, the Company adopted a non-qualified supplemental executive retirement plan ("SERP") and a split dollar life insurance plan ("Split Dollar Plan") designed to provide deferred compensation and a pre-retirement death benefit for a select group of management or highly compensated employees of the Company. Provided the vesting conditions are met, participants in the SERP are eligible to receive an aggregate retirement benefit of $500,000, which is paid in annual installments of $50,000 for 10 years. A participant becomes vested in the retirement benefit over five years of plan participation at 20% per year. If a participant becomes disabled, attains the retirement age of 65, or the Company experiences a change in control, vesting will be accelerated to 100%. If a participant dies while employed, he or she will not receive any benefits under the SERP, but their beneficiaries will instead be entitled to the life insurance benefit provided under the Split Dollar Plan, which is $500,000. The liability recorded for these plans was $298 thousand and $63 thousand at June 1, 2024 and June 3, 2023, respectively, and is classified within "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets.

Note 10 - Credit Facility

For fiscal years 2024, 2023 and 2022, interest expense was $549 thousand, $583 thousand, and $403 thousand, respectively, primarily related to commitment fees on the Credit Facility described below.

On May 26, 2023, we entered into the First Amendment (the "Amendment") to the Amended and Restated Credit Agreement, dated November 15, 2021 (as amended, the "Credit Agreement"). The Amendment replaced the London Interbank Offered Rate interest rate benchmark with the secured overnight financing rate as administered by the Federal Reserve Bank of New York or a successor administrator of the secured overnight financing rate ("SOFR"). The Credit Agreement has a five-year term. The Credit Agreement provides for a senior secured revolving credit facility (the "Credit Facility" or "Revolver") in an initial aggregate principal amount of up to $250 million, which includes a $15 million sublimit for the issuance of standby letters of credit and a $15 million sublimit for swingline loans. The Credit Facility also includes an accordion feature permitting, with the consent of BMO Harris Bank N.A. (the "Administrative Agent"), an increase in the Credit Facility in the aggregate up to $200 million by adding one or more incremental senior secured term loans or increasing one or more times the revolving commitments under the Revolver. No amounts were borrowed under the facility as of June 1, 2024 or June 3, 2023 or during fiscal 2024 or fiscal 2023. The Company had $4.7 million of outstanding standby letters of credit issued under the Credit Facility at June 1, 2024.

The interest rate in connection with loans made under the Credit Facility is based on, at the Company's election, either the Adjusted Term SOFR Rate plus the Applicable Margin or the Base Rate plus the Applicable Margin. The "Adjusted Term SOFR" means with respect to any tenor, the per annum rate equal to the sum of (i) Term SOFR as defined in the Credit Agreement plus (ii) 0.10% (10 basis points); provided, if Adjusted Term SOFR determined as provided above shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor. The "Floor" means the rate per annum of interest equal to 0.00%. The "Base Rate" means a fluctuating rate per annum equal to the highest of (a) the federal funds rate plus 0.50% per annum, (b) the prime rate of interest established by the Administrative Agent, and (c) the Adjusted Term SOFR for a one-month tenor plus 1.00%. The "Applicable Margin" means 0.00% to 0.75% per annum for Base Rate Loans and 1.00% to 1.75% per annum for SOFR Loans, in each case depending upon the Total Funded Debt to Capitalization Ratio for the Company at the quarterly pricing date. The Company will pay a commitment fee on the unused portion of the Credit Facility payable quarterly from 0.15% to 0.25% in each case depending upon the Total Funded Debt to Capitalization Ratio for the Company at the quarterly pricing date.

The Credit Facility is guaranteed by all the current and future wholly-owned direct and indirect domestic subsidiaries of the Company (the "Guarantors"), and is secured by a first-priority perfected security interest in substantially all of the Company's and the Guarantors' accounts, payment intangibles, instruments (including promissory notes), chattel paper, inventory (including farm products) and deposit accounts maintained with the Administrative Agent.

The Credit Agreement for the Credit Facility contains customary covenants, including restrictions on the incurrence of liens, incurrence of additional debt, sales of assets and other fundamental corporate changes and investments. The Credit Agreement requires maintenance of two financial covenants: (i) a maximum Total Funded Debt to Capitalization Ratio tested quarterly of no greater than 50%; and (ii) a requirement to maintain Minimum Tangible Net Worth at all times of $700 Million plus 50% of net income (if net income is positive) less permitted restricted payments for each fiscal quarter after November 27, 2021. Additionally, the Credit Agreement requires that Fred R. Adams Jr.'s spouse, natural children, sons-in-law or grandchildren, or any trust, guardianship, conservatorship or custodianship for the primary benefit of any of the foregoing, or any family limited partnership, similar limited liability company or other entity that 100% of the voting control of such entity is held by any of the foregoing, shall maintain at least 50% of the Company's voting stock. Failure to satisfy any of these covenants will constitute a default under the terms of the Credit Agreement. Further, under the terms of the Credit Agreement, payment of dividends under the Company's current dividend policy of one-third of the Company's net income computed in accordance with GAAP and payment of other dividends or repurchases by the Company of its capital stock is allowed, as long as after giving effect to such dividend payments or repurchases no default has occurred and is continuing and the sum of cash and cash equivalents of the Company and its subsidiaries plus availability under the Credit Facility equals at least $50 million.

The Credit Agreement also includes customary events of default and customary remedies upon the occurrence of an event of default, including acceleration of the amounts due under the Credit Facility and foreclosure of the collateral securing the Credit Facility.

At June 1, 2024, we were in compliance with the covenant requirements of the Credit Facility.

Note 11 - Equity

The Company has two classes of capital stock: Common Stock and Class A Common Stock. Except as otherwise required by law or the Company's Second Amended and Restated Certificate of Incorporation ("Restated Charter"), holders of shares of the Company's capital stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to ten votes. Holders of capital stock have the right of cumulative voting in the election of directors. The Common Stock and Class A Common Stock have equal liquidation rights and the same dividend rights. In the case of any dividend payable in stock, holders of Common Stock are entitled to receive the same percentage dividend (payable only in shares of Common Stock) as the holders of Class A Common Stock receive (payable only in shares of Class A Common Stock). Upon liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably with the holders of Class A Common Stock in all assets available for distribution after payment in full of creditors. The holders of Common Stock and Class A Common Stock are not entitled to preemptive or subscription rights. No class of capital stock may be combined or subdivided unless the other classes of capital stock are combined or subdivided in the same proportion. No dividend may be declared and paid on Class A Common Stock unless the dividend is payable only to the holders of Class A Common Stock and a dividend is declared and paid to Common Stock concurrently.

Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time. The Company's Restated Charter identifies family members of Mr. Adams ("Immediate Family Members") and arrangements and entities that are permitted to receive and hold shares of Class A Common Stock, with ten votes per share, without such shares converting into shares of Common Stock, with one vote per share ("Permitted Transferees"). The Permitted Transferees include arrangements and entities such as revocable trusts and limited liability companies that could hold Class A Common Stock for the benefit of Immediate Family Members. Each Permitted Transferee must have a relationship, specifically defined in the Restated Charter, with another Permitted Transferee or an Immediate Family Member. A share of Class A Common Stock transferred to a person other than a Permitted Transferee would automatically convert into Common Stock with one vote per share. Additionally, the Restated Charter includes a sunset provision pursuant to which all of the outstanding Class A Common Stock will automatically convert to Common Stock if: (a) less than 4,300,000 shares of Class A Common Stock, in the aggregate, are beneficially owned by Immediate Family Members and/or Permitted Transferees, or (b) if less than 4,600,000 shares of Class A Common Stock and Common Stock, in the aggregate, are beneficially owned by Immediate Family Members and/or Permitted Transferees.

Note 12 - Net Income per Common Share

Basic net income per share attributable to Cal-Maine Foods, Inc. is based on the weighted average Common Stock and Class A Common Stock outstanding. Diluted net income per share attributable to Cal-Maine Foods, Inc. is based on weighted-average common shares outstanding during the relevant period adjusted for the dilutive effect of share-based awards.

The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted net income per common share attributable to Cal-Maine Foods, Inc. (amounts in thousands, except per share data):

	June 1, 2024	June 3, 2023	May 28, 2022
Numerator			
Net income	$ 276,282	$ 756,732	$ 132,441
Less: Net loss attributable to noncontrolling interest	(1,606)	(1,292)	(209)
Net income attributable to Cal-Maine Foods, Inc.	$ 277,888	$ 758,024	$ 132,650
Denominator			
Weighted-average common shares outstanding, basic	48,717	48,648	48,581
Effect of dilutive securities of restricted shares	156	186	153
Weighted-average common shares outstanding, diluted	48,873	48,834	48,734
Net income per common share attributable to Cal-Maine Foods, Inc.			
Basic	$ 5.70	$ 15.58	$ 2.73
Diluted	$ 5.69	$ 15.52	$ 2.72

Note 13 - Revenue Recognition

Net revenue is primarily generated through the sales of shell eggs and egg products. The Company's shell egg product offerings include specialty and conventional shell eggs. Specialty shell eggs include cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced eggs. Conventional shell eggs sales represent all other shell egg sales not sold as specialty shell eggs.

The Company's egg products offering include liquid and frozen egg products and hard-cooked eggs. Liquid and frozen egg products are primarily sold to the institutional, foodservice and food manufacturing sectors. Hard-cooked eggs are sold primarily within the foodservice and retail channels.

The following table provides revenue disaggregated by product category (in thousands):

	13 Weeks Ended June 1, 2024	14 Weeks Ended June 3, 2023	52 Weeks Ended June 1, 2024	53 Weeks Ended June 3, 2023
Conventional shell egg sales	$ 372,245	$ 395,433	$ 1,291,743	$ 2,051,961
Specialty shell egg sales	236,786	256,190	925,665	956,993
Egg products	25,015	33,996	89,009	122,270
Other	6,743	3,061	20,026	14,993
	$ 640,789	$ 688,680	$ 2,326,443	$ 3,146,217

Our largest customer, Walmart Inc. (including Sam's Club) accounted for 34.0%, 34.2% and 29.5% of net sales dollars for fiscal 2024, 2023, and 2022, respectively.

Note 14 - Stock Compensation Plans

On October 2, 2020, shareholders approved the Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (the "LTIP Plan"). The purpose of the LTIP Plan is to assist us and our subsidiaries in attracting and retaining selected individuals who are expected to contribute to our long-term success. The maximum number of shares of Common Stock available for awards under the LTIP Plan is 2,000,000 of which 856,119 shares remain available for issuance, and may be authorized but unissued shares or treasury shares. Awards may be granted under the LTIP Plan to any employee, any non-employee member of the Company's Board of Directors, and any consultant who is a natural person and provides services to us or one of our subsidiaries (except for incentive stock options, which may be granted only to our employees).

The only outstanding awards under the LTIP Plan are restricted stock awards. The restricted stock vests three years from the grant date, or upon death or disability, change in control, or retirement (subject to certain requirements). The restricted stock contains no other service or performance conditions. Restricted stock is awarded in the name of the recipient and, except for the right of disposal, constitutes issued and outstanding shares of the Company's Common Stock for all corporate purposes during the period of restriction including the right to receive dividends. Compensation expense is a fixed amount based on the grant date closing price and is amortized on a straight-line basis over the vesting period. Forfeitures are recognized as they occur.

Total stock-based compensation expense was $4.4 million, $4.2 million, and $4.1 million in fiscal 2024, 2023, and 2022, respectively.

Our unrecognized compensation expense as a result of non-vested shares was $7.5 million at June 1, 2024 and $7.2 million at June 3, 2023. The unrecognized compensation expense will be amortized to stock compensation expense over a period of 2.1 years.

A summary of our equity award activity and related information for our restricted stock is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, May 28, 2022	317,844	$ 39.12
Granted	84,969	54.10
Vested	(98,684)	38.25
Forfeited	(9,989)	39.69
Outstanding, June 3, 2023	294,140	$ 43.72
Granted	86,803	54.94
Vested	(101,660)	37.82
Forfeited	(1,329)	44.68
Outstanding, June 1, 2024	277,954	$ 49.38

Note 15 - Income Taxes

Income tax expense consisted of the following:

	Fiscal year ended		
	June 1, 2024	June 3, 2023	May 28, 2022
Current:			
Federal	$ 83,721	$ 180,521	$ 24,228
State	9,640	36,830	3,670
	93,361	217,351	27,898
Deferred:			
Federal	(7,371)	19,952	2,716
State	(2,301)	4,515	2,960
	(9,672)	24,467	5,676
	$ 83,689	$ 241,818	$ 33,574

Significant components of the Company's deferred tax liabilities and assets were as follows:

	June 1, 2024	June 3, 2023
Deferred tax liabilities:		
Property, plant and equipment	$ 120,402	$ 109,590
Inventories	29,297	44,986
Investment in affiliates	904	1,133
Other	6,437	5,702
Total deferred tax liabilities	157,040	161,411
Deferred tax assets:		
Accrued expenses	3,230	3,838
State operating loss carryforwards	22	78
Other comprehensive income	986	1,317
Other	9,936	3,966
Total deferred tax assets	14,174	9,199
Net deferred tax liabilities	$ 142,866	$ 152,212

The differences between income tax expense at the Company's effective income tax rate and income tax expense at the statutory federal income tax rate were as follows:

| | Fiscal year end | | |
	June 1, 2024	June 3, 2023	May 28, 2022
Statutory federal income tax	$ 75,931	$ 209,418	$ 34,907
State income taxes, net	5,798	32,662	5,237
Tax exempt interest income	—	—	(9)
Reversal of outside basis in equity investment - Red River	—	—	(7,310)
Non-taxable remeasurement gain - Red River	—	—	(955)
Other, net	1,960	(262)	1,704
	$ 83,689	$ 241,818	$ 33,574

As of June 1, 2024, we had no significant unrecognized tax benefits. Accordingly, the Company had no accrued interest and penalties related to uncertain tax positions.

We are subject to income tax in many jurisdictions within the U.S. We are currently not under audit by the Internal Revenue Service or by any state and local tax authorities. Tax periods for all years beginning with fiscal year 2020 remain open to examination by federal and state taxing jurisdictions to which we are subject.

Note 16 - Commitments and Contingencies

State of Texas v. Cal-Maine Foods, Inc. d/b/a Wharton; and Wharton County Foods, LLC

On April 23, 2020, the Company and its subsidiary Wharton County Foods, LLC ("WCF") were named as defendants in State of Texas v. Cal-Maine Foods, Inc. d/b/a Wharton; and Wharton County Foods, LLC, Cause No. 2020-25427, in the District Court of Harris County, Texas. The State of Texas (the "State") asserted claims based on the Company's and WCF's alleged violation of the Texas Deceptive Trade Practices—Consumer Protection Act, Tex. Bus. & Com. Code §§ 17.41-17.63 ("DTPA"). The State claimed that the Company and WCF offered shell eggs at excessive or exorbitant prices during the COVID-19 state of emergency and made misleading statements about shell egg prices. The State sought temporary and permanent injunctions against the Company and WCF to prevent further alleged violations of the DTPA, along with over $100,000 in damages. On August 13, 2020, the court granted the defendants' motion to dismiss the State's original petition with prejudice. On September 11, 2020, the State filed a notice of appeal, which was assigned to the Texas Court of Appeals for the First District. On August 16, 2022, the appeals court reversed and remanded the case back to the trial court for further proceedings. On October 31, 2022, the Company and WCF appealed the First District Court's decision to the Supreme Court of Texas. On September 29, 2023, the Supreme Court of Texas denied the Company's Petition for Review and remanded to the trial court for further proceedings. The district court entered a pre-trial order scheduling pre-trial proceedings and tentatively setting a trial date for August 11, 2025. Management believes the risk of material loss related to this matter to be remote.

Kraft Foods Global, Inc. et al. v. United Egg Producers, Inc. et al.

As previously reported, on September 25, 2008, the Company was named as one of several defendants in numerous antitrust cases involving the United States shell egg industry. The Company settled all of these cases, except for the claims of certain plaintiffs who sought substantial damages allegedly arising from the purchase of egg products (as opposed to shell eggs). These remaining plaintiffs are Kraft Food Global, Inc., General Mills, Inc., and Nestle USA, Inc. (the "Egg Products Plaintiffs") and, until a subsequent settlement was reached as described below, The Kellogg Company.

On September 13, 2019, the case with the Egg Products Plaintiffs was remanded from a multi-district litigation proceeding in the United States District Court for the Eastern District of Pennsylvania, In re Processed Egg Products Antitrust Litigation, MDL No. 2002, to the United States District Court for the Northern District of Illinois, Kraft Foods Global, Inc. et al. v. United Egg Producers, Inc. et al., Case No. 1:11-cv-8808, for trial. The Egg Products Plaintiffs alleged that the Company and other defendants violated Section 1 of the Sherman Act, 15. U.S.C. § 1, by agreeing to limit the production of eggs and thereby illegally to raise the prices that plaintiffs paid for processed egg products. In particular, the Egg Products Plaintiffs attacked certain features of the United Egg Producers animal-welfare guidelines and program used by the Company and many other egg producers.

On October 24, 2019, the Company entered into a confidential settlement agreement with The Kellogg Company dismissing all claims against the Company for an amount that did not have a material impact on the Company's financial condition or results of operations. On November 11, 2019, a stipulation for dismissal was filed with the court, and on March 28, 2022, the court dismissed the Company with prejudice.

The trial of this case began on October 17, 2023. On December 1, 2023, the jury returned a decision awarding the Egg Products Plaintiffs $17.8 million in damages. If the jury's decision is ultimately upheld, the defendants would be jointly and severally liable for treble damages, or $53.3 million, subject to credit for the Kellogg settlement described above and certain other settlements with previous settling defendants, plus the Egg Product Plaintiffs' reasonable attorneys' fees. This decision is not final and remains subject to the defendants' motion for a directed verdict noted below and appeals by the parties. During our second fiscal quarter of 2024, we recorded an accrued expense of $19.6 million in selling, general and administrative expenses in the Company's Condensed Consolidated Statements of Income and classified as other noncurrent liabilities in the Company's Condensed Consolidated Balance Sheets. The accrual represents our estimate of the Company's proportional share of the reasonably possible ultimate damages award, excluding the Egg Product Plaintiffs' attorneys' fees that we believe would be approximately offset by the credits noted above. We have entered into a judgment allocation and joint defense agreement with the other major producer defendant remaining in the case, and are in discussions with other defendants regarding their contributions. Our accrual may change in the future based on the outcome of those discussions. Our accrual may also be revised in whole or in part in the future to the extent we are successful in further proceedings in the litigation. On November 29, 2023, the defendants, including the Company, filed a motion for judgment as a matter of law in their favor, known as a directed verdict, notwithstanding the jury's decision. The court has not ruled on this motion. The Company intends to continue to vigorously defend the claims asserted by the Egg Products Plaintiffs.

State of Oklahoma Watershed Pollution Litigation

On June 18, 2005, the State of Oklahoma filed suit, in the United States District Court for the Northern District of Oklahoma, against Cal-Maine Foods, Inc. and Tyson Foods, Inc., Cobb-Vantress, Inc., Cargill, Inc., George's, Inc., Peterson Farms, Inc. and Simmons Foods, Inc., and certain of their affiliates. The State of Oklahoma claims that through the disposal of chicken litter the defendants polluted the Illinois River Watershed. This watershed provides water to eastern Oklahoma. The complaint sought injunctive relief and monetary damages, but the claim for monetary damages was dismissed by the court. Cal-Maine Foods, Inc. discontinued operations in the watershed in or around 2005. Since the litigation began, Cal-Maine Foods, Inc. purchased 100% of the membership interests of Benton County Foods, LLC, which is an ongoing commercial shell egg operation within the Illinois River Watershed. Benton County Foods, LLC is not a defendant in the litigation. We also have a number of small contract producers that operate in the area.

The non-jury trial in the case began in September 2009 and concluded in February 2010. On January 18, 2023, the court entered findings of fact and conclusions of law in favor of the State of Oklahoma, but no penalties were assessed. The court found the defendants liable for state law nuisance, federal common law nuisance, and state law trespass. The court also found the producers vicariously liable for the actions of their contract producers. The court directed the parties to confer in attempt to reach agreement on appropriate remedies. On June 12, 2023, the court ordered the parties to mediate before the retired Tenth Circuit Chief Judge Deanell Reece Tacha. On October 26, 2023, the parties filed separate status reports informing the court that the mediation was unsuccessful. Also on October 26, 2023, the defendants filed a post-trial motion to dismiss and supporting brief arguing that the case should be dismissed due to the state record before the court, the resulting mootness of the case, and violation of due process. On November 10, 2023, the State of Oklahoma filed its response in opposition to the motion to dismiss and on November 17, 2023, the defendants filed their reply. On June 26, 2024, the district court denied defendants' motion to dismiss. While management believes there is a reasonable possibility of a material loss from the case, at the present time, it is not possible to estimate the amount of monetary exposure, if any, to the Company due to a range of factors, including the following, among others: uncertainties inherent in any assessment of potential costs associated with injunctive relief or other penalties based on a decision in a case tried over 13 years ago based on environmental conditions that existed at the time, the lack of guidance from the court as to what might be considered appropriate remedies, the ongoing litigation with the State of Oklahoma and motion to dismiss before the court, and uncertainty regarding what our proportionate share of any remedy would be, although we believe that our share compared to the other defendants is small.

Other Matters

In addition to the above, the Company is involved in various other claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operations or financial position.

Note 17 – Subsequent Events

Effective on June 28, 2024, the Company acquired substantially all the assets of ISE America, Inc. and certain of its affiliates, related to their commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 4.7 million laying hens, including 1.0 million cage-free, and 1.2 million pullets, feed mills, approximately 4,000 acres of land, inventories and an egg products breaking facility. The acquired assets also include an extensive customer distribution network across the Northeast and Mid-Atlantic states, and production operations in Maryland, New Jersey, Delaware and South Carolina. The purchase price was approximately $110 million and was funded with available cash on hand.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Fiscal Years ended June 1, 2024, June 3, 2023, and May 28, 2022
(in thousands)

Description	Balance at Beginning of Period		Charged to Cost and Expense		Write-off of Accounts		Balance at End of Period	
Year ended June 1, 2024								
Allowance for credit losses	$	579	$	73	$	162	$	490
Year ended June 3, 2023								
Allowance for credit losses	$	775	$	(148)	$	48	$	579
Year ended May 28, 2022								
Allowance for credit losses	$	795	$	30	$	50	$	775

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation of our disclosure controls and procedures conducted by our Chief Executive Officer and Chief Financial Officer, together with other financial officers, such officers concluded that our disclosure controls and procedures were effective as of June 1, 2024 at the reasonable assurance level.

Internal Control Over Financial Reporting

    (a) Management's Report on Internal Control Over Financial Reporting

The following sets forth, in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308 of the Securities and Exchange Commission's Regulation S-K, the report of management on our internal control over financial reporting.

1. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. "Internal control over financial reporting" is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, together with other financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

    *   Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
    *   Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
    *   Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

2. Our management, in accordance with Rule 13a-15(c) under the Exchange Act and with the participation of our Chief Executive Officer and Chief Financial Officer, together with other financial officers, evaluated the effectiveness of our internal control over financial reporting as of June 1, 2024. The framework on which management's evaluation of our internal control over financial reporting is based is the "Internal Control – Integrated Framework" published in 2013 by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

3. Management has determined that our internal control over financial reporting as of June 1, 2024 is effective. It is noted that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives, but rather reasonable assurance of achieving such objectives.

4. The attestation report of FROST, PLLC on our internal control over financial reporting, which includes that firm's opinion on the effectiveness of our internal control over financial reporting, is set forth below.

    (b) Attestation Report of the Registrant's Public Accounting Firm

<p style="text-align:center"><u>**Report of Independent Registered Public Accounting Firm**
on Internal Control Over Financial Reporting</u></p>

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Ridgeland, Mississippi

Opinion on Internal Control Over Financial Reporting

We have audited Cal-Maine Foods, Inc. and Subsidiaries' internal control over financial reporting as of June 1, 2024, based on criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, Cal-Maine Foods, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as June 1, 2024, based on criteria established in 2013 Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows of Cal-Maine Foods, Inc. and Subsidiaries and our report dated July 23, 2024 expressed an unqualified opinion.

Basis for Opinion

Cal-Maine Foods, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the entities' internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Cal-Maine Foods, Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entities' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entities' internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entities; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entities are being made only in accordance with authorizations of management and directors of the entities; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entities' assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

<p style="text-align:center">/s/ Frost, PLLC</p>

Little Rock, Arkansas
July 23, 2024

(c) *Changes in Internal Control Over Financial Reporting*

In connection with its evaluation of the effectiveness, as of June 1, 2024, of our internal control over financial reporting, management determined that there was no change in our internal control over financial reporting that occurred during the fourth quarter ended June 1, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On July 23, 2024, our Board of Directors ("Board") approved and adopted, effective as of July 23, 2024, the Company's Amended and Restated Bylaws (as amended and restated, the "Bylaws"). The amendments to the Bylaws, among other things:

- Modify the Bylaws to more closely align with the current Delaware General Corporation Law (the "DGCL") and current practices, including provisions related to meetings held by remote communications, accessing the stockholder list, providing for consents, notices and other communications by means of electronic transmission, addressing uncertificated shares, adding that a determination whether indemnification is proper may also be made by a committee of non-party directors even though less than a quorum, and deleting the requirement for an "Annual Statement" at the annual meeting of stockholders.

- Add the Chairman of the Board as a person entitled to call a special meeting of stockholders and specify that the Chairman of the Board, or such other person designated by him or the Board, will preside at stockholders' meetings.

- Amend Article VII to make advancement of expenses (including attorneys' fees) incurred by current and former directors and officers in defending actions, suits or proceedings against them mandatory (subject to their delivery of an undertaking to repay if it is ultimately determined that they are not entitled to be indemnified), and to provide that the indemnification and expense advancement rights in the bylaws are not the exclusive means by which a person could be entitled to such rights.

- Add new Article VIII to provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or federal court (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, or stockholder of the Company to the Company or its stockholders, creditors or other constituents; (iii) any action asserting a claim against the Company or any current or former director, officer, employee, or stockholder of the Company arising pursuant to any provision of the DGCL or the certificate of incorporation or the bylaws (as they may be amended and/or restated from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine. A stockholder bringing any such action will be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware and to service of process on such stockholder's counsel in such action as agent for such stockholder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this paragraph.

In addition, certain other technical, ministerial, clarifying and conforming changes were made to the Bylaws. The foregoing description of the amendments to the Company's Bylaws is not intended to be complete and is qualified in all respects by reference to the text of the Bylaws, a copy of which is filed as Exhibit 3.2 to this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information concerning directors, executive officers and corporate governance required by Item 10 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2024 Annual Meeting of Shareholders.

We have adopted a Code of Ethics and Business Conduct that applies to our directors, officers and employees, including the chief executive officer and principal financial and accounting officers of the Company. We will provide a copy of the code free of charge to any person that requests a copy by writing to:

Cal-Maine Foods, Inc.
1052 Highland Colony Pkwy, Suite 200
Ridgeland, MS 39157
Attn.: Investor Relations

Requests can be made by phone at (601) 948-6813.

A copy is also available at our website www.calmainefoods.com under the heading "Investor Relations – Corporate Governance." We intend to disclose any amendments to, or waivers from, the Code of Ethics and Business Conduct on our website promptly following the date of any such amendment or waiver. Information contained on our website is not a part of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information concerning executive compensation required by Item 11 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2024 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2024 Annual Meeting of Shareholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information concerning certain relationships and related transactions, and director independence required by Item 13 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2024 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information concerning principal accountant fees and services required by Item 14 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2024 Annual Meeting of Shareholders.

PART IV.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   <u>Financial Statements</u>

The following consolidated financial statements and notes thereto of Cal-Maine Foods, Inc. and subsidiaries are included in Item 8 and are filed herewith:

Report of Independent Registered Public Accounting Firm (PCAOB 5348)	38
Consolidated Balance Sheets – June 1, 2024 and June 3, 2023	40
Consolidated Statements of Income – Fiscal Years Ended June 1, 2024, June 3, 2023, and May 28, 2022	41
Consolidated Statements of Comprehensive Income – Fiscal Years Ended June 1, 2024, June 3, 2023, and May 28, 2022	42
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended June 1, 2024, June 3, 2023, and May 28, 2022	43
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 1, 2024, June 3, 2023, and May 28, 2022	44
Notes to Consolidated Financial Statements	45
(a)(2)　　Financial Statement Schedule	
Schedule II – Valuation and Qualifying Accounts	62

All other schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto.

      (a)(3)　　<u>Exhibits Required by Item 601 of Regulation S-K</u>

See Part (b) of this Item 15.

(b)   Exhibits Required by Item 601 of Regulation S-K

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Exhibit
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 in the Registrant's Form 8-K, filed July 20, 2018)
3.2**	Amended and Restated Bylaws of the Registrant
4.1**	Description of Registrant's Securities Registered Under Section 12 of the Exchange Act
10.1	Agreement Regarding Common Stock, including Registration Rights Exhibit (attached) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed June 5, 2018)
10.2*	Deferred Compensation Plan, dated November 15, 2021 (incorporated by reference to Exhibit 10.2 in the Registrant's Form 8-K, filed November 19, 2021)
10.3	Credit Agreement, dated November 15, 2021, among Cal-Maine Foods, Inc., the Guarantors, BMO Harris Bank N.A., as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K, filed November 19, 2021)
10.4	First Amendment to Credit Agreement, dated May 26, 2023, among Cal-Maine Foods, Inc., the Guarantors, BMO Harris Bank N.A., as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.5 to the Company's Form 10K filed July 25, 2023)
10.5*	Cal-Maine Foods, Inc. KSOP, as amended and restated, effective April 1, 2012 (incorporated by reference to Exhibit 4.4 in the Registrant's Form S-8, filed March 30, 2012)
10.6*	Cal-Maine Foods, Inc. KSOP Trust, as amended and restated, effective April 1, 2012 (incorporated by reference to Exhibit 4.5 in the Registrant's Form S-8, filed March 30, 2012)
10.7*	Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed October 2, 2020)
10.8*	Form of Restricted Stock Agreement for Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 10K filed July 19, 2022)
10.9*	Supplemental Executive Retirement Plan, adopted March 24, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed March 27, 2023)
10.10*	Split Dollar Life Insurance Plan, adopted March 24, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed March 27, 2023)
19.1**	Insider Trading Policy
21**	Subsidiaries of the Registrant
23.1**	Consent of FROST, PLLC
31.1**	Rule 13a-14(a) Certification of Chief Executive Officer
31.2**	Rule 13a-14(a) Certification of Chief Financial Officer
32***	Section 1350 Certifications of the Chief Executive Officer and the Chief Financial Officer
97**	Incentive-Based Compensation Recovery Policy
101.SCH***+	Inline XBRL Taxonomy Extension Schema Document
101.CAL***+	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***+	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***+	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***+	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management contract or compensatory plan or arrangement
**   Filed herewith as an Exhibit
***   Furnished herewith as an Exhibit
†   Submitted electronically with this Annual Report on Form 10-K

(c)   Financial Statement Schedules Required by Regulation S-X

The financial statement schedule required by Regulation S-X is filed at page 62. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Ridgeland, Mississippi.

CAL-MAINE FOODS, INC.
/s/ Sherman L. Miller

Sherman L. Miller
President and Chief Executive Officer

Date: July 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Sherman L. Miller Sherman L. Miller	President, Chief Executive Officer and Director (Principal Executive Officer)	July 23, 2024
/s/ Max P. Bowman Max P. Bowman	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial Officer)	July 23, 2024
/s/ Matthew S. Glover Matthew S. Glover	Vice President, Accounting (Principal Accounting Officer)	July 23, 2024
/s/ Adolphus B. Baker Adolphus B. Baker	Chairman of the Board and Director	July 23, 2024
/s/ Letitia C. Hughes Letitia C. Hughes	Director	July 23, 2024
/s/ James E. Poole James E. Poole	Director	July 23, 2024
/s/ Steve W. Sanders Steve W. Sanders	Director	July 23, 2024
/s/ Camille S. Young Camille S. Young	Director	July 23, 2024